As filed with the Securities and Exchange Commission on January 4, 2008

Registration Statement No. 333-148122

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2/A No. 1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DISABOOM, INC.
(Name of small business issuer in its charter)

Colorado	7373	20-5973352
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7730 E. Belleview Avenue Suite A-306 Greenwood Village, CO 80111 (720) 407-6530	J.W. Roth, Chairman 7730 E. Belleview Avenue Suite A-306 Greenwood Village, CO 80111 (720) 407-6530
(Address and telephone number of principal executive offices and address of principal place of business)	(Name, address and telephone number of agent for service)

With a Copy to:

Theresa M. Mehringer, Esq.
Burns Figa & Will, P.C.
6400 S. Fiddlers Green Circle
Suite 1000
Greenwood Village, Colorado 80111
(303) 796-2626

Approximate date of proposed sale to the public:

As soon as practicable following the date on which the Registration Statement becomes effective.

        If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Common Stock Outstanding	7,577,333 Shares	$1.42	$10,759,813	$330
Common Stock Underlying Warrants	6,237,800 Shares	$1.42	$ 8,857,676	$272
Total Common Stock (3)	13,815,133 Shares	$1.42	$19,612,489	$602

(1)	In the event of a stock split, stock dividend or similar transaction involving our common stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a).

(2)	Proposed maximum offering price and registration fee pursuant to Rule 457(c) is based on the average bid and asked price of our common stock on December 12, 2007, which is within five business days of the initial filing of this registration statement. The filing fee was previously paid

(3)	All shares offered pursuant to this Registration Statement relate only to resales by Selling Shareholders.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED JANUARY ___, 2008
DISABOOM, INC.
13,815,133 SHARES OF COMMON STOCK

        Disaboom, Inc. (“we”, “us”, or the “Company”) incorporated under the laws of the State of Colorado on September 5, 2006. On October 1, 2007, we launched the general availability version of our website, www.disaboom.com, and are continuing to develop the site as a comprehensive, interactive online resource not only for persons living with disabilities or functional limitations, but also their immediate families and friends, caregivers, recreation and rehabilitation providers and employers.

        This prospectus relates to the resale by the selling stockholders of up to 13,815,133 shares (the “Shares”) of our common stock that may be offered by certain shareholders (the “Selling Shareholders”) from time to time in the public market. The Selling Shareholders purchased the Shares in a private placement that we completed in September and October 2007. The Shares offered hereby include: (i) 7,577,333 shares of our common stock outstanding; and (ii) 6,237,800 shares of our common stock issuable upon exercise of outstanding warrants.

        The Selling Shareholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The Selling Shareholders may be deemed underwriters of the Shares which they are offering. The Selling Shareholders will receive all of the proceeds from any sales of the Shares made pursuant to this prospectus, and we will receive nothing. However, we will pay the expenses of registering the Shares.

        Our common stock is traded on the NASD Over-the-Counter Bulletin Board under the symbol “DSBO.OB.” On January 2, 2008, the closing bid price of our common stock as reported by the Over-the-Counter Bulletin Board was $1.32.

        INVESTING IN THESE SECURITIES INVOLVES SIGNIFICANT RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 1.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The date of this prospectus is January ___, 2008.

        The information in this Prospectus is not complete and may be changed. This Prospectus is included in the Registration Statement that was filed by Disaboom, Inc. with the Securities and Exchange Commission. The Selling Shareholders may not sell these securities until the registration statement becomes effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

TABLE OF CONTENTS

Summary Information and Risk Factors	1
Use of Proceeds	10
Selling Security Holders	10
Plan of Distribution	14
Directors, Executive Officers, Promoters and Control Persons	15
Security Ownership of Beneficial Owners and Management	18
Description of Securities	21
Experts	21
Legal Matters	21
Certain Relationships and Transactions and Corporate Governance	22
Description of the Business	24
Plan of Operations	40
Description of Property	44
Market for Common Equity and Related Stockholder Matters	44
Executive Compensation	45
Available Information	47
Financial Statements	F-1
Part II - Information not Required in Prospectus	II-1

ii

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This Prospectus contains forward-looking statements regarding future events and the Company’s future results that are subject to the safe harbors created under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”). These statements are based on current expectations, estimates, forecasts, and projections about the industry in which the Company operates and the beliefs and assumptions of the Company’s management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of the Company’s future financial performance, the continuing development of the Company’s website, the prospects for selling advertising on the website and new visitors and visitor page views related to advertising agreements, the Company’s anticipated growth and potentials in its business, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified elsewhere herein, including under “Risk Factors.” Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements

iii

SUMMARY INFORMATION AND RISK FACTORS

Prospectus Summary

        The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “risk factors” section, the financial statements and the notes to the financial statements.

Disaboom, Inc.

        Disaboom, Inc. (“we”, “us”, or the “Company”) incorporated under the laws of the State of Colorado on September 5, 2006. On October 1, 2007, we launched the first general availability version of our website disaboom.com, and are continuing to develop the site as a comprehensive, interactive online resource not only for persons living with disabilities or functional limitations, but also their immediate families and friends, caregivers, recreation and rehabilitation providers and employers.

The Offering

        Common stock offered by selling stockholders includes up to 13,815,133 shares of common stock, consisting of (i) 7,577,333 shares of our common stock outstanding, and (ii) 6,237,800 shares of our common stock issuable upon exercise of outstanding warrants.

•	The 13,815,133 common shares represent approximately 28% of our outstanding common stock (calculated on a post-exercise basis with respect to the warrants).
•	Use of proceeds. We will not receive any proceeds from the sale of the common stock.

        The above information regarding common stock to be outstanding after the offering is based on 41,897,631 shares of common stock outstanding as of January 2, 2008.

        Our principal offices are located at 7730 E. Belleview Avenue, Suite A-306, Greenwood Village, CO 80111 and our telephone number is (720) 407-6532. We are a Colorado corporation. Our website address is www.disaboom.com.

RISK FACTORS

        Our securities are highly speculative and involve a high degree of risk, including among other items the risk factors described below.

RISKS RELATED TO OUR BUSINESS

We have a lack of operating history and lack of revenues from operations.

To date we have only realized nominal revenues and have limited operating history. Our only significant asset is the business plan and our website. Our ability to successfully generate revenues from our website is dependent on a number of factors, including availability of funds to complete development efforts, to adequately develop and maintain the website as outlined in our business plan, to commercialize our website through advertising, sponsorships and strategic alliances, and to attract and retain visitors to our site. There can be no assurance that we will not encounter setbacks with our website. We expect our current funding to carry us to reach cash flow positive; however, unexpected capital needs may arise and if they do we cannot assure you that capital will be available on reasonable terms, if at all. Therefore, the inability to raise additional funds, either through equity or debt financing, will materially impair our ability to generate revenues.

There are many risks associated with forward-looking information.

Much of the information presented in our business plan contains forward-looking statements. Although we believe the forward-looking statements have reasonable bases, we cannot offer any assurance that we will be able to conduct our operations as contemplated.

The business of providing services over the internet is difficult to evaluate and our business model is unproven.

Because we recently began operations, it is difficult to evaluate our business and prospects. Our revenue and income potential is unproven and our business model is emerging. We may never achieve favorable operating results or profitability.

We may be unable to generate significant advertising or sponsorship revenues.

We expect to derive a significant portion of our revenues from advertising and sponsorship on the Disaboom.com website. We may not, however, be able to generate advertising or sponsorship revenues. There are no widely accepted standards that measure the effectiveness of web advertising. Advertisers and sponsors that have traditionally relied on other advertising media may be reluctant to advertise on the web. Advertisers that already have invested substantial resources in other advertising or sponsor methods may be reluctant to adopt a new strategy and our business would be adversely affected.

Different pricing models are used to sell advertising on the web. It is difficult to predict which, if any, will emerge as the industry standard. The proliferation of websites across the Internet may cause advertising and sponsor pricing levels to exist or evolve which are below levels originally anticipated in the Company’s business plan. This makes it difficult to project future advertising and sponsor revenues. Moreover, certain security, filtering and proprietary software programs that limit or prevent certain types of advertising from being delivered to a web user’s computer are available. Widespread adoption of this software could adversely affect the commercial viability of web advertising.

There is no assurance that we will be successful in expanding our operations and, if successful, managing our future growth.

Although we launched the first general availability version of our website on October 1, 2007 we are continuing to develop individual portions or our site, subsequent general availability releases of our site, and our business operations. Payments for website development and expansion of our operations will result in significant operating costs. If we are unable to generate revenues that are sufficient to cover our significant operating costs, our results of operations will be materially and adversely affected. In addition, we may experience periods of rapid growth, including increased staffing levels. Such growth will place a substantial strain on our management, operational, financial and other resources. Moreover, we will need to train, motivate and manage employees and partners, as well as attract sales, technical and other professionals. Any failure to expand these areas and implement such procedures and controls in an efficient manner and at a pace consistent with our business objectives would have a material adverse affect on our business, financial condition and results of operations.

We are dependent on our key personnel, and the loss of any could adversely affect our business.

We depend on the continued performance of the members of our management team, particularly Dr. Glen House, J.W. Roth and John Walpuck. Dr. House, Mr. Roth and Mr. Walpuck have each contributed significantly to the expertise of our team and the position of our business. Dr. House and Mr. Roth each entered into three-year employment agreements with us, and Mr. Walpuck entered into a two-year employment agreement with us. If we lose the services of any of the foregoing individuals, and are unable to locate suitable replacements for such persons in a timely manner, it could have a material adverse effect on our business. We do not have, and we do not expect to obtain, key man life insurance for any members of management in the foreseeable future.

We face significant competition; and, our competitors may have greater resources or research and development capabilities than we have, and we may not have the resources necessary to successfully compete with them.

Our business has been to create an interactive online resource for people living with or directly affected by disabilities or functional limitations. We are currently not aware of any significant competitors commercially selling this resource; however, the online marketplace for general healthcare information, resources and services is intensely competitive, rapidly evolving and subject to rapid technological change. As we continue to develop and launch modifications and future general availability releases of our website, we will find the Internet and advertising business is highly competitive, and we may face increasing competition. Additionally, we are aware that many of our potential competitors operating in the online marketplace for general healthcare information, resources and services will have greater financial and technical resources, more experience in research and development, and more established marketing and distribution capabilities than we have. Some of our large customers may also complete with us. These organizations are also better known and have more customers. We may be unable to compete successfully against these organizations if they expand their focus and operations to directly target our marketplace serving people living with or directly affected by disabilities or functional limitations.

We will also compete for visitors, members, consumers, content and service providers, advertisers, sponsors, partners and acquisition candidates with the following categories of companies:

•	online services or websites targeted to the healthcare industry and healthcare consumers generally, including webmd.com, medscape.com, pol.net, ivillage.com, medcareonline.com, mediconsult.com, betterhealth.com, drkoop.com, onhealth.com, healthcentral.com and thriveonline.com;

•	publishers and distributors of traditional offline media, including those targeted to healthcare professionals, many of which have established or may establish websites;

•	general purpose consumer online services and portals which provide access to healthcare-related content and services;

•	public sector and non-profit websites that provide healthcare information without advertising or commercial sponsorships;

•	vendors of healthcare information, products and services distributed through other means, including direct sales, mail and fax messaging; and

•	web search and retrieval services and other high-traffic websites.

We face significant competition from traditional media companies which could adversely affect our future operating results.

We also compete with traditional media companies for advertising.  Most advertisers currently spend only a portion of their advertising budgets on Internet advertising. If we fail to persuade advertisers to spend a portion of their budget on advertising with us, our revenues could decline and our future operating results could be adversely affected.

Our business will suffer if commercial users and subscribers do not accept Internet solutions.

Our business model depends on the adoption of Internet solutions by commercial users and subscribers. Our business could suffer dramatically if Internet solutions are not accepted or not perceived to be effective. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including:

•	inadequate development of the necessary infrastructure for communication speed, access and server reliability;

•	security and confidentiality concerns;

•	lack of development of complementary products, such as high-speed modems and high-speed communication lines;

•	implementation of competing technologies;

•	delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity; and

•	governmental regulation.

We expect Internet use to grow in number of users and volume of traffic. The Internet infrastructure may be unable to support the demands placed on it by this continued growth.

Performance or security problems with our website could negatively impact our business.

Our success depends greatly on (i) the successful and ongoing development of our website on a post launch basis, and (ii) maintaining the site to minimize delays and systems problems. Our customer satisfaction and our business could be harmed if we or our customers experience system delays, failures or loss of data. The occurrence of a major catastrophic event or other system failure at any of our or our vendor facilities could interrupt data processing or result in the loss of stored data. In addition, we will depend on the efficient operation of Internet connections from customers to our systems and vendors. These connections, in turn, depend on the efficient operation of Web browsers, Internet service providers and Internet backbone service providers, all of which have had periodic operational problems or experienced outages.

A material security breach could damage our reputation or result in liability. We will retain confidential member and customer information in processing centers. We may be required to spend significant capital and other resources to protect against security breaches or to alleviate problems caused by breaches. Any well-publicized compromise of Internet security could deter people from using the Internet or from conducting transactions that involve transmitting confidential information, including confidential healthcare information. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

Despite the implementation of security measures, this infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems.

Technology may change faster than we can update our applications and services.

Medical information exchange is a relatively new and evolving market. The pace of change in our market is rapid and there are frequent new product introductions and evolving industry standards. We may be unsuccessful in responding to technological developments and changing customer needs. In addition, our applications and services offerings may become obsolete due to the adoption of new technologies or standards.

We will depend on service and content providers to provide information and data feeds on a timely basis. Our website could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our members and consumers depend on Internet service providers, online service providers and other website operators for access to our websites. All of them have experienced significant outages in the past and could experience outages, delays and other difficulties in the future due to system failures unrelated to our systems. Any significant interruptions in our services or increases in response time could result in a loss of potential or existing members, consumers, strategic partners, advertisers or sponsors and, if sustained or repeated, could reduce the attractiveness of our services.

If we are unable to provide services which generate significant traffic to our websites, or we are unable to enter into distribution relationships which drive significant traffic to our websites, our business could be harmed, causing our revenues to decline.

The success of our business plan is entirely dependent on the number of page views and subsequently advertising and sponsorship revenue.Our marketing plan is measured by the number of page views or website hits we receive. Although management has based its estimates on what it believes to be reasonable assumptions, there can be no assurance that the number of page views can be accurately predicted, which in turn will substantially impact the ability to attract the requisite purchasers with spending power as well as advertisers and sponsors to our site, who advertise based on website traffic numbers. A material reduction in our website hits will substantially affect our business plan, projected revenues and net income.

The majority of our revenues will be derived from advertising and sponsorships, and the reduction in spending by or loss of current or potential advertisers or sponsers would cause our revenues and operating results to decline.

The majority of our total revenues will come from advertising and sponsorships.  Our ability to grow advertising and sponsorship revenue depends upon:

•	growing and retaining our user base;

•	attracting new and broadening our relationships with existing advertisers and sponsors;

•	attracting advertisers and sponsors to our user base;

•	increasing demand for our advertising and sponsorships;

•	deriving better demographic and other information from our users; and

•	deriving continued and increasing acceptance of the web by advertisers and sponsors as an effective advertising medium.

Advertising agreements often have payments contingent upon guaranteed minimum usage, impressions, or click-through levels.  Accordingly, it is difficult to forecast certain advertising revenues accurately.  Any reduction in spending by or loss of existing or potential future advertisers or sponsors would cause our revenues to decline.  Further, we may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall.

Decreases or delays in advertising spending by our advertisers or sponsors due to general economic conditions could harm our ability to generate advertising revenue.

Expenditures by advertisers and sponsors tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns.  Since we expect to derive the majority of our revenues from advertising, any decreases in or delays in advertising or sponsorship spending due to general economic conditions could reduce our revenues or negatively impact our ability to grow our revenues.

If we are unable to acquire compelling content at reasonable costs or if we do not develop compelling content, the number of users of our services may not grow as anticipated, or may decline, which could harm our operating results.

Our future success depends in part upon our ability to create, license and aggregate compelling content from third parties, and deliver that content through our website.  We will provide audio and video content to our users, and we believe that users will increasingly demand high-quality audio and video content, including user-generated content, such as music, film, speeches, news footage, concerts and other special events.  Such content may require us to make substantial payments to third parties from whom we license or acquire such content.  Our ability to maintain and build relationships with third-party content providers will be critical to our success.  In addition, as new methods for accessing the Internet become available, including through alternative devices, we may need to enter into amended content agreements with existing third-party content providers to cover these new devices.  Also, to the extent that Disaboom.com develops content of its own, Disaboom.com’s current and potential third-party content providers may view our services as competitive with their own, and this may adversely affect their willingness to contract with us.  We may be unable to enter into new, or preserve existing, relationships with the third parties whose content we seek to obtain.  In addition, as competition for compelling content increases both domestically and internationally, our content providers may increase the prices at which they offer their content to us, and potential content providers may not offer their content on terms agreeable to us.  An increase in the prices charged to us by third-party content providers could harm our operating results and financial condition.  Further, many of our content licenses with third parties are non-exclusive.  Accordingly, other webcasters and other media such as radio or television may be able to offer similar or identical content.  This increases the importance of our ability to deliver compelling editorial content and personalization of this content for users in order to differentiate Disaboom.com from other businesses.  If we are unable to license or acquire compelling content at reasonable prices, if other companies broadcast content that is similar to or the same as that provided by Disaboom.com, or if we do not develop compelling editorial content or personalization services, the number of users of our services may not grow as anticipated, or may decline, which could harm our operating results.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our brand image and harm our business and our operating results.

We create, own and maintain a wide array of intellectual property assets, including copyrights, trademarks, trade dress, trade secrets and rights to certain domain names, which we believe are among our most valuable assets.  We seek to protect our intellectual property assets through copyright, trade secret, trademark and other laws of the United States, and through contractual provisions.  The efforts we have taken to protect our intellectual property and proprietary rights may not be sufficient or effective at stopping unauthorized use of those rights.  In addition, effective trademark, copyright and trade secret protection may not be available or cost-effective in every country in which our website and media properties are distributed or made available through the Internet.  There may be instances where we are not able to fully protect or utilize our intellectual property assets in a manner to maximize competitive advantages.  Further, while we attempt to ensure that the quality of our brand is maintained by our licensees, our licensees may take actions that could impair the value of our brand, our proprietary rights or the reputation of our products and media properties.  We realize that third parties may, from time to time, copy significant content available on Disaboom.com for use in competitive Internet services.  Protection of the distinctive elements of Disaboom.com may not be available under copyright law.  If we are unable to protect our proprietary rights from unauthorized use, the value of our brand image may be reduced.  Any impairment of our brand could negatively impact our business.  In addition, protecting our intellectual property and other proprietary rights is expensive and time consuming.  Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and consequently harm our operating results.

We may in the future be subject to intellectual property infringement claims, which are costly to defend, could result in significant damage awards, and could limit our ability to provide certain content or use certain technologies in the future.

Third parties may in the future assert claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition or violations of privacy rights or failure to maintain confidentiality of user data.  In addition, third parties may make trademark infringement and related claims against us.

As we expand our business and develop new technologies, products and services, we may become increasingly subject to intellectual property infringement claims.  In the event that there is a determination that we have infringed third-party proprietary rights such as copyrights, trademark rights, trade secret rights or other third party rights such as publicity and privacy rights, we could incur substantial monetary liability, be required to enter into costly royalty or licensing agreements or be prevented from using the rights, which could require us to change our business practices in the future and limit our ability to compete effectively.  We may also incur substantial expenses in defending against third-party infringement claims regardless of the merit of such claims.  In addition, many of our agreements with our customers or affiliates require us to indemnify them for certain third-party intellectual property infringement claims, which could increase our costs in defending such claims and our damages.  The occurrence of any of these results could harm our brand and negatively impact our operating results.

We are subject to United States and foreign government regulation on Internet services which could subject us to claims and remedies including monetary liabilities and limitations on our business practices.

We are subject to regulations and laws directly applicable to providers of Internet services both domestically and internationally.  The application of existing domestic and international laws and regulations to Disaboom.com relating to issues such as user privacy and data protection, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, financial market regulation, consumer protection, content regulation, quality of services, telecommunications and intellectual property ownership and infringement in many instances is unclear or unsettled.  In addition, we will also be subject to any new laws and regulations directly applicable to our domestic and international activities.  Further, the application of existing laws to Disaboom.com regulating or requiring licenses for certain businesses of our advertisers including, for example, distribution of pharmaceuticals, alcohol, adult content, tobacco or firearms, as well as insurance and securities brokerage and legal services, can be unclear. We may incur substantial liabilities for expenses necessary to comply with these laws and regulations or penalties for any failure to comply.  Compliance with these laws and regulations may also cause us to change or limit our business practices in a manner adverse to our business.

A number of federal laws, including those referenced below, impact our business.  The Digital Millennium Copyright Act (“DMCA”) is intended, in part, to limit the liability of eligible online service providers for listing or linking to third-party websites that include materials that infringe copyrights or other rights of others.  Portions of the Communications Decency Act (“CDA”) are intended to provide statutory protections to online service providers who distribute third party content.  Disaboom.com relies on the protections provided by both the DMCA and CDA in conducting its business.  Any changes in these laws or judicial interpretations narrowing their protections will subject us to greater risk of liability and may increase our costs of compliance with these regulations or limit our ability to operate certain lines of business.  The Children’s Online Protection Act and the Children’s Online Privacy Protection Act are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors.  In addition, the Protection of Children From Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances.  The costs of compliance with these regulations may increase in the future as a result of changes in the regulations or the interpretation of them.  Further, any failures on our part to comply with these regulations may subject us to significant liabilities.

Changes in regulations or user concerns regarding privacy and protection of user data could adversely affect our business.

Federal, state and international laws and regulations may govern the collection, use, sharing and security of data that we receive from our users and partners.  In addition, we have and post on our website our own privacy policies and practices concerning the collection, use and disclosure of user data.  Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or other federal, state or international privacy-related laws and regulations could result in proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business.

Further, failure or perceived failure to comply with our policies or applicable requirements related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of user confidence in us and ultimately in a loss of users, partners or advertisers, which could adversely affect our business.

There are a large number of legislative proposals pending before the United States Congress, various state legislative bodies and foreign governments concerning privacy issues related to our business.  It is not possible to predict whether or when such legislation may be adopted.  Certain proposals, if adopted, could impose requirements that may result in a decrease in our user registrations and revenues.  In addition, the interpretation and application of user data protection laws are in a state of flux.  Complying with these varying requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

RISKS RELATED TO OUR SECURITIES

We may require additional capital in the future and we cannot assure you that capital will be available on reasonable terms, if at all, or on terms that would not cause substantial dilution to your stock holdings.

We expect our current funding to carry us to reach the time at which we project that we will be cash flow positive; however, if capital requirements vary materially from those currently planned, we may require additional capital. There can be no assurance that such capital will be available in sufficient amounts or on terms acceptable to us, if at all. Any sale of a substantial number of additional shares may cause dilution to your investment and could also cause the market price of our common stock to decline.

We do not plan to pay dividends on our common stock.

We do not anticipate paying cash dividends to the holders of our common stock in the foreseeable future. Accordingly, investors in our common stock must rely upon subsequent sales after price appreciation as the sole method to realize a gain on an investment in our common stock. There are no assurances that the price of our common stock will ever appreciate in value particularly if we continue to sustain operating losses. Investors seeking cash dividends should not buy our common stock.

We currently have a limited trading market as there is limited liquidity on the OTC Bulletin Board which may impact your ability to sell your shares.

Currently our shares of our Common Stock are traded on the NASD — OTC Bulletin Board. However, there is limited trading volume in our shares. When fewer shares of a security are traded on the OTC Bulletin Board, price volatility may increase and price movement may outpace the ability of the OTC Bulletin Board to deliver accurate quote information. If low trading volumes in our common stock continue, there may be a lower likelihood of orders for shares of our common stock being executed, and current prices may differ significantly from prices quoted by the OTC Bulletin Board at the time of order entry.

Our common stock is subject to the penny stock rules which will limit the market for our common stock and increase the cost of sale because of additional broker compensation.

Because our stock is traded on the NASD-OTC Bulletin Board, if the market price of the common stock is less than $5.00 per share, the common stock is classified as a “penny stock.” SEC Rule 15g-9 under the Exchange Act imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an “established customer” or an “accredited investor.” This includes the requirement that a broker-dealer must make a determination that investments in penny stocks are suitable for the customer and must make special disclosures to the customers concerning the risk of penny stocks. Many broker-dealers decline to participate in penny stock transactions because of the extra requirements imposed on penny stock transactions. Application of the penny stock rules to our common stock reduces the market liquidity of our shares, which in turn affects the ability of holders of our common stock to resell the shares they purchase, and they may not be able to resell at prices at or above the prices they paid.

There may be a greater risk of fraud on the NASD-OTC Bulletin Board.

NASD-OTC Bulletin Board securities are frequently targets for fraud or market manipulation because they are not regulated as closely as securities listed on exchanges. Dealers may dominate the market and set prices that are not based on competitive forces. Individuals or groups may create fraudulent markets and control the sudden, sharp increase of price and trading volume and the equally sudden collapse of market prices. While there is regulation of the NASD-OTC Bulletin Board, it is not as comprehensive as the regulation of the listed exchange. If this should occur, the value of an investment in our common stock could decline significantly.

USE OF PROCEEDS

        This prospectus relates to shares of our common stock that may be offered and sold from time to time by the Selling Shareholders. We will not receive any proceeds from the sale of Shares in this offering. However, if the warrants are exercised we will receive the exercise price paid upon exercise of outstanding warrants. If we receive any proceeds upon the exercise of the outstanding warrants we intend to use the proceeds for working capital and other corporate purposes. All proceeds received from the sale of the Shares offered by the Selling Shareholders will accrue to the benefit of the Selling Shareholders and not to the Company.

SELLING SECURITY HOLDERS

        The table below sets forth information concerning the resale of the Shares by the Selling Shareholders. We will not receive any proceeds from the resale of the common stock by the Selling Shareholders.

        The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

	A	B	C	D	E
Name	Outstanding Shares Beneficially Owned Prior to the Offering	Shares Underlying Warrants	Total Shares (Based on Columns A and B) Beneficially Owned Prior to Offering (1)	Shares Offered Hereby (2)	Shares Owned After Offering (1) (2)
Anderieck Holdings, LLC(5)	66,667	50,000	116,667	116,667	0
Mark A. Araki	166,667	125,000	291,667	291,667	0
Rodney D. Baber (6)	400,000	300,000	700,000	700,000	0
Angelo Barr (6)	13,333	10,000	23,333	23,333	0
Richard A. Becher	26,667	20,000	46,667	46,667	0
James Richard Belk	26,667	20,000	46,667	46,667	0
Jay D. Belk (3)	119,333	25,000	144,333	58,333	86,000
John N. Boyle III & Cynthia M. Boyle (6)	40,000	30,000	70,000	70,000	0
Scott Brownholtz	66,667	50,000	116,667	116,667	0
Charles H. Bruce	66,667	50,000	116,667	116,667	0
Lori S. Bruce	53,333	40,000	93,333	93,333	0
Warren G. Buettner	53,333	25,000	78,333	58,333	20,000
Larry Carnahan	74,000	7,500	81,500	17,500	64,000
Sean Chawla	80,000	60,000	140,000	140,000	0
Lawrence Chimerine	33,333	25,000	58,333	58,333	0
Todd J. & Colleen K. Chwialkowski	13,333	10,000	23,333	23,333	0
Jove Partners, LP on behalf of Jove Master Fund, Ltd.(5)	600,000	450,000	1,050,000	1,050,000	0
Clayton Cole	33,333	25,000	58,333	58,333	0
Kevin M. Cox	266,667	50,000	316,667	116,667	200,000
James A. Deleeuw & Julie M. Deleeuw as Joint Tenants (JTWROS)	66,667	50,000	116,667	116,667	0
Douglas A. Dennis	73,333	40,000	113,333	93,333	20,000
J. Doug Dunn	133,333	100,000	233,333	233,333	0
R. Kent Erickson	13,333	10,000	23,333	23,333	0
Richard T. Glass and Anne Marie Glass Trustees for the R.T. Glass & Associates Defined Benefit Pension Plan	66,667	50,000	116,667	116,667	0
Harold G. Goble	23,333	10,000	33,333	23,333	10,000
Joe M. Goldenstern	6,667	5,000	11,667	11,667	0

	A	B	C	D	E
Kevin Hall	66,667	50,000	116,667	116,667	0
Lowell Hansen	26,667	20,000	46,667	46,667	0
Donald L. Hartmann (6)	19,333	7,000	26,333	16,333	10,000
Hallmark Consulting Group, Inc. (5) (6)	26,667	20,000	46,667	46,667	0
Chris L. Heitman	6,667	5,000	11,667	11,667	0
Jon D. Hellhake	66,666	50,000	116,666	116,666	0
Larry J. Hellhake and Diane K. Hellhake	76,000	57,000	133,000	133,000	0
Edward Hitchcock	33,333	25,000	58,333	58,333	0
Revocable Living Trust of Dean Edmund Hittle and Ann Elizabeth Hittle dated March 31, 1994	66,667	50,000	116,667	116,667	0
Mark A. Hogan	23,333	10,000	33,333	23,333	10,000
Charles J. Horak III and Ann M. Branan Horak	200,000	150,000	350,000	350,000	0
James B. House, JR	50,000	15,000	65,000	35,000	30,000
Jean E. Hunter Trust dtd 6/8/89	13,333	10,000	23,333	23,333	0
Robert Jacobsen	26,667	20,000	46,667	46,667	0
Philip W. Johnson	13,333	10,000	23,333	23,333	0
Dan Kenneth Johnstone and Sherry Lynn Johnstone	153,333	40,000	193,333	93,333	100,000
E. Carl Krausnick, JR. (6)	33,333	25,000	58,333	58,333	0
Deborah Ku	120,000	90,000	210,000	210,000	0
George L. Learned	59,333	37,000	96,333	86,333	10,000
LAM Waiting Game Fund, Ltd. (5)	66,667	50,000	116,667	116,667	0
Tim R. Mathes and Sharon Mathes	66,667	50,000	116,667	116,667	0
Kenneth A. May	400,000	300,000	700,000	700,000	0
Gary McGill (6)	20,000	15,000	35,000	35,000	0
Michael McGill	10,667	8,000	18,667	18,667	0
David Mellman / Philippa Hambidge	26,667	20,000	46,667	46,667	0
David P. Messinger	13,333	10,000	23,333	23,333	0
Todd Michael	20,000	15,000	35,000	35,000	0
David J. Myers and Ann A. Myers Joint Tenancy	13,333	10,000	23,333	23,333	0
Gordon Neill	116,667	50,000	166,667	116,667	50,000
Gordon Neill Profit Sharing Plan & Trust (5)	133,333	100,000	233,333	233,333	0
Nanine A. Odell (3)	113,333	10,000	123,333	23,333	100,000
Joseph M. O’Donnell	133,333	100,000	233,333	233,333	0

	A	B	C	D	E
Carolyn F. Overgaard (3)	166,667	50,000	216,667	116,667	100,000
John P. Overgaard	13,333	10,000	23,333	23,333	0
John E. Peppercorn	66,667	50,000	116,667	116,667	0
Frank F. Pitts JR	30,000	22,500	52,500	52,500	0
Wesley A. Pomeroy	50,000	37,500	87,500	87,500	0
Daniel I. Raviv	40,000	30,000	70,000	70,000	0
Nora Kathleen Shannon-Yano	166,667	50,000	216,667	116,667	100,000
Judith A. Shine	33,333	10,000	43,333	23,333	20,000
Richard S. Simms	50,000	15,000	65,000	35,000	30,000
Dennis E. Simonich	66,667	50,000	116,667	116,667	0
Eric D. Sipf	166,667	50,000	216,667	116,667	100,000
Graham R. Smith	400,000	300,000	700,000	700,000	0
Waverly Limited Partnership (5)	400,000	300,000	700,000	700,000	0
Gary Smookler	50,000	15,000	65,000	35,000	30,000
Jonathan Brit Stephens	200,000	150,000	350,000	350,000	0
Donald K. Stritzke	653,333	100,000	753,333	233,333	520,000
Richard J. Thompson	66,667	50,000	116,667	116,667	0
J.L. Wagner	2,000	1,500	3,500	3,500	0
Janet H. White	16,667	5,000	21,667	11,667	10,000
William J. White (6)	76,667	20,000	96,667	46,667	50,000
John F. Wolz dba Euphotics	13,333	10,000	23,333	23,333	0
HC Schmieding Produce CO INC Employee Stock Ownership Plan and Trust (5)	533,333	400,000	933,333	933,333	0
HC Schmieding Produce CO INC. (5)	266,667	200,000	466,667	466,667	0
The Schmieding Foundation INC (5)	533,333	400,000	933,333	933,333	0
Merlin Bingham	26,667	20,000	46,667	46,667	0
Rephael Inbar	116,667	50,000	166,667	116,667	50,000
Jeff McGonegal	20,000	15,000	35,000	35,000	0
David Nahmias	40,000	30,000	70,000	70,000	0
David Petso (3) (6)	586,667	50,000	636,667	116,667	520,000
Eric H. Pettit	20,000	15,000	35,000	35,000	0
Mark X Energy Company (5)	133,333	100,000	233,333	233,333	0
Pusey, Greg	13,333	10,000	23,333	23,333	0
Morgan Keegan & Company Inc.(4)	0	544,300	544,300	544,300	0
Jay Goldman(4)	0	3,250	3,250	3,250	0
Jesup & Lamont Securities Corp.(4)	0	5,750	5,750	5,750	0
Veronica McCarthy(4) (6)	0	1,500	1,500	1,500	0
	9,817,333	6,237,800	16,055,133	13,815,133	2,240,000

(1)     The beneficial ownership of the common stock by the selling stockholder set forth in the table is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares, which the selling stockholders has the right to acquire within 60 days.

(2)     Assumes that all securities registered will be sold.

(3)     Relationships between selling securityholders and the Company are as follows: Jay D. Belk served as a director of Disaboom until August 21, 2007; Nanine Odell is the spouse of Victor Lazarro Jr., a director of the Company; Carolyn Overgaard is the spouse of R. Jerry Overgaard, a director of the Company; David Petso serves as a director of the Company.

(4)     Morgan Keegan & Company, Inc. and Jesup & Lamont Securities Corporation served as placement agents for the Company and are registered broker dealers. The warrants issued to Jay Goldman and Veronica McCarthy were issued as part of the commission paid to Jesup & Lamont Securities Corporation.

(5)     The natural person(s) who exercise voting and/or dispositive and investing powers are the following individuals: A.C. Garland has voting and dispositive power over the shares held by Anderick Holdings, LLC; Donald L. Hartmann has voting and dispositive power over the shares held by Hallmark Consulting Group, Inc.; W. Austin Lewis has voting and dispositive power over the shares held by the LAM Waiting Game Fund, Ltd.; Graham R. Smith, Jennifer T. Smith, and George Pappas have voting and dispositive power over the shares held by Waverly Limited Partnership; Charles L. Barney has voting and dispositive power over the shares held by Mark X Energy Company; Robby J. Zink has voting and dispositive power over the shares held by HC Schmieding Produce CO INC Employee Stock Ownership Plan and Trust and The Schmieding Foundation INC; Robby J. Zink and Lawrence H. Schmieding have voting and dispositive power over the shares held by HC Schmieding Produce CO INC; and Joel Citron holds voting and dispositive power over the shares held by Jove Partners, LP on behalf of Jove Master Fund, Ltd.

(6)     Rodney D. Baber, Angelo Barr, John N. Boyle, Donald L. Hartmann, E. Carl Krausnick, JR., Michael McGill, William J. White, David Petso, and Veronica McCarthy have all identified themselves as affiliates of Broker/Dealers. These shareholders have represented to the Company that they purchased the Securities on their own behalf in the ordinary course of business, and at the time of the purchase of the Securities, they had no agreements or understandings, directly or indirectly, with any party to distribute the Securities. All other selling shareholders (except as provided in footnote 4) have represented that they are not registered broker-dealers or an affiliate of a registered broker-dealer with the exception of George L. Learned, Nanine A. Odell, and Joseph M. O’Donnell who, we are unable to confirm their broker/dealer status after reasonable effort to contact them.

PLAN OF DISTRIBUTION

        Each Selling Shareholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the trading market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the date of this prospectus;
•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or
•	any other method permitted pursuant to applicable law.

        The Selling Shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

        Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each Selling Shareholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

        The Selling Shareholders and any broker-dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Shareholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

        The Shares will be sold only through registered or licensed brokers or dealers if required under applicable state or provincial securities laws. In addition, in certain states or provinces, the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the Selling Shareholders or any other person.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        Executive officers of the Company are elected by the Board of Directors, and serve for a term of one year and until their successors have been elected and qualified or until their earlier resignation or removal by the Board of Directors. There are no family relationships among any of the directors and executive officers of the Company.

Name	Age	Position
J.W. Roth	43	Chief Executive Officer, Director and Chairman of the Board
Dr. J. Glen House	37	Chief Medical Officer, Executive Director of Content and Director
John Walpuck	46	Chief Financial Officer, President, Secretary, Treasurer and Director
Victor Lazzaro, Jr.	61	Director
David Petso	45	Director
R. Jerry Overgaard	66	Director
Patrick Templeton	65	Director
Howard Lieber	48	Senior Vice President of Sales
Michael Fay	32	Chief Operating Officer
Kenneth Klispie	42	Vice President of Marketing & Sales Operations

J.W. Roth is a co-founder of Disaboom and was appointed to serve on our Board of Directors in November 2006. Additionally, Mr. Roth currently serves as our Chief Executive Officer and as the Chairman of the Board. He is also a co-founder of Colorado Catheter Company, Inc, a private company engaged in the design and development of catheters. Since 1997 Mr. Roth has served as the as the President of JW Roth & Company, Inc., a consulting company. Prior to founding JW Roth & Company, Mr. Roth worked in the financial sales industry for American National Insurance Company and the Prudential Insurance Company. Additionally, Mr. Roth has worked for, and been associated with, the business development of several companies such as Fear Creek Ranches, IMI Global, Inc., CattleNetwork, Inc., Front Porch Direct, the CTURN Corp, and Aspen BioPharma, Inc.

Dr. J. Glen House is a co-founder of Disaboom. He was appointed to serve on our Board of Directors in November 2006. Currently Dr. House serves as our Chief Medical Officer and Executive Director of Content. He also served as President from inception until his appointment as Executive Director of Content on August 21, 2007. Additionally, Dr. House currently serves as the Medical Director of Penrose Hospital’s Center for Neuro & Trauma Rehabilitation. He is also a co-founder, director and the Chief Medical Officer of Colorado Catheter Company, Inc. Since November 2003 he has served as President of Colorado Rehabilitation Physicians, P.C., a private medical rehabilitation company. From August 2001 to November 2003, he served as a Staff Physician at Penrose Hospital. Additionally he has served as the President of Flexlife, a medical device company since 1993. Dr. House holds U.S. Patents on the Colorado Catheter and continues to invent technology to help people that suffer from Spinal Cord related injuries. Dr. House completed his Spinal Cord Medicine Fellowship at the University of Medicine and Dentistry of New Jersey in July 2001. He attended medical school at the University of Washington, performed an internship in Internal Medicine at the LDS Hospital in Salt Lake City and completed a residency in Physical Medicine and Rehabilitation at Baylor College of Medicine.

John Walpuck was appointed to our Board of Directors in April 2007 and also serves as our Chief Financial Officer, President, Secretary and Treasurer. He also served as Chief Operating Officer from April 2007 until his appointment as President on August 21, 2007. Mr. Walpuck has over 20 years’ experience working in corporate development, corporate finance and general financial management. From 2005 through 2007 Mr. Walpuck was the Chief Financial Officer of Nine Systems, a streaming media software services company acquired by Akamai in November 2006. From 2002 through 2005 Mr. Walpuck served as the sole partner for Palmyra Consulting, a consulting firm where he advised clients on issues and projects including merger and acquisitions, corporate finance, real estate finance, and government contracts. From 2000 through 2002 Mr. Walpuck served as the Chief Financial Officer for TecSec, Inc., a private security software company. Mr. Walpuck is a CPA and CMA, and also holds an MBA from the University of Chicago and a Bachelor’s degree from Edinboro State College.

Victor Lazzaro was appointed to our Board of Directors in February 2007. Mr. Lazzaro also serves as a director for Colorado Catheter Company, Inc. Before joining Disaboom, Mr. Lazzaro founded, and currently is the President of, International Health Technology Company, a consulting firm providing planning methods, strategies and processes to bring specialty medical clinics to China. Mr. Lazzaro is also currently a managing Director of Tivis Healthcare, a private equity company, focused on acquiring and building healthcare businesses. Prior to founding International Health Technology, Mr. Lazzaro served as the President and Chief Executive Officer of United HealthCare’s Mountain States Division from March 2000 to November 2005. Mr. Lazzaro also served as Chief Financial Officer and Chief Executive Officer for a California HMO and Louisiana insurance company from 1982 to 1990, and Regional Vice President of Health Plan Operations (Gulf South) for Prudential Insurance Company of America from 1990 to 2000.

R. Jerry Overgaard was appointed to our Board of Directors in November 2006. Mr. Overgaard has served as Vice President of Financial Products of MKA Capital Group Advisors, LLC, since August 2004. Mr. Overgaard served as Vice President, Institutional Sales Division, for Dreyfus Services Corporation from 1998 to 2004. Mr. Overgaard began his career in 1962 with IBM Corporation and has spent the last 27 years in the financial services industry.

David Petso was appointed to our Board of Directors in March 2007. Mr. Petso also serves as a director for Colorado Catheter Company, Inc. Since 1980 Mr. Petso has worked for Petso Financial Consultants, LLC. Mr. Petso is currently the president and owner of Petso Financial Consultants and has over twenty-five years of experience in the financial planning industry.

Patrick Templeton was appointed to our Board of Directors in July 2007.  Mr. Templeton has over 35 years of experience the fields of government relations and public affairs.  Following sixteen years with GE and four years at the National Aeronautics and Space Administration where he was Chief of External Relations, he established his own consulting firm, Templeton and Company.  Since 1995, Mr. Templeton has been Senior Consultant to the government relations firm of BKSH & Associates.  From 1999 through 2003, Mr. Templeton was also employed by the Coalinga Corporation, a private financial management company, serving as Washington Representative.  Additionally, Mr. Templeton is Chairman of the Board of the EdVenture Group, a non-profit corporation that provides technology and related consulting services to educators and businesses.  Mr. Templeton is also associated with outreach activities of prominent disabilities organizations.

Howard Lieber has served as Senior Vice President of Sales and Marketing since August 21, 2007, and from May 1, 2007 to August 21, 2007 served as our Vice President of Sales since May 1, 2007. Mr. Lieber has served as a consultant for HJL Consulting, Inc. since December 1999. From December 2006 through March 2007, Mr. Lieber served as the president of Lend Again, Inc., a company engaged in the residential and commercial mortgage business. Additionally, from June 2002 through October 2005 Mr. Lieber worked for Petritech, a company engaged in the material sciences industry and focusing on materials used in transportation, aerospace and architectural applications. While at Petritech, Mr. Lieber served as the company’s Vice President of Sales and later as the chief executive officer.

Michael Fay has served as our Chief Operating Officer since August 21, 2007, and from April 23, 2007 to August 21, 2007 served as our Chief Technology Officer. Mr. Fay has over ten years of experience with on-line businesses and web asset management, including e-commerce, digital and rich media, and web site operations. Prior to joining Disaboom Mr. Fay was an executive at Akamai Technologies Inc. where he was responsible for integrating Nine Systems, a company acquired by Akamai. Previously he held the position of Vice President of Operations at Nine Systems where he was responsible for the company’s network operations center, application services, production services and client services.

Kenneth Klispie joined us May 29, 2007, and was appointed to the position of Vice President of Marketing and Sales Operations effective October 1, 2007. Mr. Klispie has over 22 years of software and Internet experience working with numerous organizations in 15 different industries. Most recently, he served as Executive Vice President, Data Analytics and Business Consulting for the Indigio Group, Inc., a Denver based Internet Agency. At Indigio Mr. Klispie managed the development and implementation of a broad array of web tracking, key performance indicator management, behavioral and user segmentation, customer and operational support, and other interactive marketing and web-based solutions for national account clients.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT

        The number of shares outstanding of the Company’s common stock at January 2, 2008 was 41,897,632. The following table sets forth the beneficial ownership of the Company’s Common Stock as of January 2, 2008 by each Director and each Executive Officer of the Company, by all Directors and Executive Officers as a group, and sets forth the number of shares of Common Stock owned by each person who owned of record, or was known to own beneficially, more than 5% of the outstanding shares of Common Stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock

J.W. Roth 7730 E. Belleview Avenue Suite A-306 Greenwood Village, CO 80111	7,525,000	18%

J. Glen House 7730 E. Belleview Avenue Suite A-306 Greenwood Village, CO 80111	11,250,000	27%

John Walpuck (1) 7730 E. Belleview Avenue Suite A-306 Greenwood Village, CO 80111	1,500,000	4%

Victor Lazzaro, Jr. (2) 7730 E. Belleview Avenue Suite A-306 Greenwood Village, CO 80111	297,333	0.7%

R. Jerry Overgaard (3) 7730 E. Belleview Avenue Suite A-306 Greenwood Village, CO 80111	1,032,667	3%

David Petso (4) 7730 E. Belleview Avenue Suite A-306 Greenwood Village, CO 80111	686,667	2%

Patrick Templeton (5) 7730 E. Belleview Avenue Suite A-306 Greenwood Village, CO 80111	77,745	*

Howard Lieber (6) 7730 E. Belleview Avenue Suite A-306 Greenwood Village, CO 80111	230,000	*

Michael Fay (7) 7730 E. Belleview Avenue, Suite A-306 Greenwood Village, CO 80111	326,000	*

Kenneth Klispie (8) 7730 E. Belleview Avenue Suite A-306 Greenwood Village, CO 80111	0	0

All Directors and Executives as a Group	22,925,412	55%

*  Indicates less than one percent.

The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares, which the selling stockholders has the right to acquire within 60 days. The actual number of shares of common stock outstanding may increase prior to the effectiveness of this registration statement due to penalty shares which may be issued.

(1)	Includes 500,000 shares purchased on March 23, 2007. Also includes options to purchase 1,000,000 shares of common stock granted on April 2, 2007. Does not include options to purchase 750,000 shares of common stock that vest on January 1, 2009, or upon the occurrence of certain company events.

(2)	Includes 140,000 shares of common stock purchased in the private placement completed on March 9, 2007 held in the Victor Lazzaro, Jr. Trust DTD 10/3/05 and includes options to purchase 34,000 shares of common stock. Also includes 113,333 shares and 10,000 shares underlying warrants purchased by Nanine A. Odell, Mr. Lazzaro’s wife. Does not include options to purchase 66,000 shares of common stock granted on March 9, 2007 that vest on December 31, 2008, and thereafter.

(3)	Includes 800,000 shares purchased in November 2006. Also includes 166,667 shares and 50,000 shares underlying warrants purchased by Mr. Overgaard’s wife. Does not include options to purchase 34,000 shares of common stock at $0.50 per share granted on March 9, 2007 that vest on December 31, 2008, and thereafter.

(4)	Includes 520,000 shares purchased on February 15, 2007, 66,667 shares purchased on October 5, 2007 and 50,000 shares underlying warrants purchased on October 5, 2007. Also includes options to purchase 50,000 shares of common stock. Does not include options to purchase 100,000 shares of common stock granted on March 9, 2007 that vest on December 31, 2008, and thereafter.

(5)	Includes 27,745 shares purchased on December 10, 2007. Also includes 50,000 options that vested on December 31, 2007, does not include options vesting thereafter.

(6)	Includes 30,000 shares purchased on February 19, 2007 and options to purchase 200,000 shares of common stock. Does not include options to purchase 300,000 shares of common stock to be granted on May 1, 2007, that only vest upon the achievement of certain defined performance goals. Also, does not include options to purchase 250,000 shares of common stock that only vest upon the achievement of certain defined performance goals.

(7)	Includes 1,000 shares purchased in August 2007. Also includes options to purchase 325,000 shares of common stock. Does not include options to purchase 225,000 shares of common stock vesting on September 1, 2008 and does not include options to purchase 200,000 shares of common stock only vesting upon the achievement of defined performance objectives.

(8)	Does not include options to purchase an aggregate of 300,000 shares of common stock as these options vest on May 30, 2008 and thereafter, or upon achievement of certain defined performance goals.

DESCRIPTION OF SECURITIES

         Capital Stock

        The authorized capital of the Company consists of 75,000,000 shares, of which 10,000,000 shares are preferred stock, par value of $.0001 per share (“Preferred Stock”), and 65,000,000 shares are common stock, par value of $.0001 per share (“Common Stock”). We currently have 41,873,438 shares of common stock outstanding, and no shares of preferred stock outstanding.

        Each share of common stock is entitled to share pro rata in dividends and distributions, if any, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available for such purpose. No holder of any shares of common stock has any preemptive rights to subscribe for any securities of the Company. Upon liquidation, dissolution or winding up of the Company, each share of the common stock is entitled to share ratably in the amount available for distribution to holders of common stock. All shares of common stock presently outstanding are fully paid and non-assessable.

        Each shareholder is entitled to one vote for each share of common stock held. There is no right to cumulate votes for the election of directors. This means that holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so, and in such event, the holders of the remaining less than 50% of the shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors.

         Dividends

        We have never declared or paid any dividends or distributions on our common stock. We anticipate that for the foreseeable future all earnings will be retained for use in our business and no cash dividends will be paid to stockholders. Any payment of cash dividends in the future on our common stock will be dependent upon our financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors that the Board of Directors deems relevant.

EXPERTS

        The audited financial statements of Disaboom, Inc. included herein and elsewhere in the Registration Statement have been audited by GHP Horwath, P.C., independent registered public accounting firm, for the periods and to the extent set forth in their report appearing herein and elsewhere in the Registration Statement. Such financial statements have been so included in reliance upon the report of such firm given upon the firm’s authority as an expert in auditing and accounting.

LEGAL MATTERS

         Burns, Figa & Wills, P.C., Greenwood Village, Colorado has issued a legal opinion with respect to the validity of the shares of common stock being offered hereby.

CHANGES IN ACCOUNTANTS

        There has been no change in our auditors during the past two fiscal years.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITY

        Our Articles of Incorporation provide that the Company shall indemnify, to the fullest extent permitted by applicable law, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys’ fees) incurred by reason of the fact that he is or was a director or officer of the Company or, while serving at the request of the Company as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The Company also shall indemnify any person who is serving or has served the Corporation as director, officer, employee, fiduciary, or agent, and that person’s estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND TRANSACTIONS AND CORPORATE GOVERNANCE

        There have not been any transactions, or proposed transactions, during the last two years, to which the Company was or is to be a party, in which any director or executive officer of the Registrant, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the Registrant, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest, except as follows:

        J.W. Roth, an officer and director of the Company advanced approximately $58,000 to the Company to help fund our start up costs. Mr. Roth converted $50,000 in our private placement which closed March 9, 2007 into 100,000 shares of our common stock, and the remaining $8,000 was subsequently repaid.

        Prior to Patrick Templeton being appointed to our Board of Directors, we engaged BKSH & Associates (BKSH) to provide Disaboom governmental relations consulting services. We paid BKSH a monthly fee of $7,500 for three months for the consulting services. In his capacity as a consultant for BKSH, Mr. Templeton was involved in providing such consulting services to Disaboom, and in that capacity received half of the fees Disaboom paid to BKSH, for an aggregate of approximately $11,250.

Corporate Governance

Audit Committee: The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Mr. Lazzaro, Mr. Overgaard and Mr. Petso serve on the Company’s Audit Committee, each of whom is considered independent. Mr. Petso has been designated as the chairman and financial expert on the Audit Committee. The Company defines “independent” as that term is defined in Rule 4200(a)(15) of the Nasdaq listing standards.

        The audit committee was formed on March 9, 2007. The Board of Directors has adopted a written charter for the audit committee.

Compensation Committee:   Mr. Lazzaro, Mr. Overgaard, and Mr. Petso serve on the Company’s Compensation Committee, each of whom is considered independent. Duties of the Compensation Committee include reviewing and making recommendations regarding compensation of executive officers. The board of directors adopted our Compensation Committee charter on March 9, 2007. Nominating Committee: Mr. Lazzaro, Mr. Overgaard and Mr. Petso serve on the Company’s Nominating Committee, each of whom is considered independent. Duties of the Nominating Committee (“Nominating Committee”) include oversight of the process by which individuals may be nominated to our board of directors. Our Nominating Committee’s charter was adopted by the board of directors on March 9, 2007.

        The functions performed by the Nominating Committee include identifying potential directors and making recommendations as to the size, functions and composition of the Board and its committees. In making nominations, our Nominating Committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other Nominees to the board, in collectively serving the long-term interests of the shareholders.

        The Nominating Committee considers nominees proposed by our shareholders. To recommend a prospective nominee for the Nominating Committee’s consideration, you may submit the candidate’s name by delivering notice in writing to Disaboom, Inc. c/o Nominating Committee Chair, via first class U.S. mail, at Disaboom, Inc., 7730 E. Belleview Avenue, Suite A-306, Greenwood Village, CO. 80111. A shareholder nomination submitted to the nomination committee must include at least the following information (and can include such other information the person submitting the recommendation desires to include), and must be submitted to the Company by the date mentioned in the most recent proxy statement under the heading “Proposal From Shareholders” as such date may be amended in cases where the annual meeting has been changed as contemplated in SEC Rule 14a-8(e), Question 5:

        The name, address, telephone number, fax number and e-mail address of the person submitting the recommendation; The number of shares and description of the Company voting securities held by the person submitting the nomination and whether such person is holding the shares through a brokerage account (and if so, the name of the broker-dealer) or directly; The name, address, telephone number, fax number and e-mail address of the person being recommended to the nominating committee to stand for election at the next annual meeting (the “proposed nominee”) together with information regarding such person’s education (including degrees obtained and dates), business experience during the past ten years, professional affiliations during the past ten years, and other relevant information. Information regarding any family relationships of the proposed nominee as required by Item 401(d) of SEC Regulation S-K. (v) Information whether the proposed nominee or the person submitting the recommendation has (within the ten years prior to the recommendation) been involved in legal proceedings of the type described in Item 401(f) of SEC Regulation S-K (and if so, provide the information regarding those legal proceedings required by Item 401(f) of Regulation S-K). Information regarding the share ownership of the proposed nominee required by Item 403 of Regulation S-K. Information regarding certain relationships and related party transactions of the proposed nominee as required by Item 404 of Regulation S-K. The signed consent of the proposed nominee in which he or she consents to being nominated as a director of the Company if selected by the nominating committee, states his or her willingness to serve as a director if elected for compensation not greater than that described in the most recent proxy statement; states whether the proposed nominee is “independent” as defined by Nasdaq Marketplace Rule 4200(a)(15); and attests to the accuracy of the information submitted pursuant to this paragraph.

        Although the information may be submitted by fax, e-mail, mail, or courier, the nominating committee must receive the proposed nominee’s signed consent, in original form, within ten days of making the nomination.

        When the information required above has been received, the nominating committee will evaluate the proposed nominee based on the criteria described below, with the principal criteria being the needs of the Company and the qualifications of such proposed nominee to fulfill those needs.

        The process for evaluating a director nominee is the same whether a nominee is recommended by a shareholder or by an existing officer or director. The Nominating Committee will:

        Establish criteria for selection of potential directors, taking into consideration the following attributes which are desirable for a member of our Board of Directors: leadership; independence; interpersonal skills; financial acumen; business experiences; industry knowledge; and diversity of viewpoints. The Nominating Committee will periodically assess the criteria to ensure it is consistent with best practices and the goals of the Company. Identify individuals who satisfy the criteria for selection to the Board and, after consultation with the Chairman of the Board, make recommendations to the Board on new candidates for Board membership. Receive and evaluate nominations for Board membership which are recommended by existing directors, corporate officers, or shareholders in accordance with policies set by the Nominating Committee and applicable laws.

        The Company has not engaged the services of or paid a fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

Code of Ethics:   On March 9, 2007, the Board of Directors adopted a code of ethics that applies to all of our officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller. Our Code of Ethics establishes standards and guidelines to assist the directors, officers, and employees in complying with both the Company’s corporate policies and with the law and will be posted at our website www.disaboom.com. Persons desiring a copy of our Code of Ethics will be provided one at no cost upon submitting a written request to the Company.

DESCRIPTION OF THE BUSINESS

Overview

        We were incorporated under the laws of the State of Colorado on September 5, 2006. We are in the business of developing, operating, and marketing the first interactive online community dedicated to constantly improving the way people with disabilities or functional limitations live their lives. This interactive community will serve as a comprehensive online resource not only for people living with such conditions, but their immediate families and friends, caregivers, recreation and rehabilitation providers, and employers. The Company released a beta version of the website on August 15, 2007, released a limited availability version on September 1, 2007, and released the general availability version of the website on October 1, 2007. Our headquarters are located in the metropolitan area of Denver, Colorado.

        There are more than 54 million American adults living with disabilities or functional limitations today in the United States alone, and over 650 million worldwide. We believe Disaboom will offer a new solution to the difficulties faced by this previously untapped market. Persons living with disabilities or functional limitations have unique needs, as do the people in their lives who are directly affected by such disabilities or functional limitations. Founded by a doctor and himself a member of the disability community, built by Internet industry veterans, and regularly incorporating the feedback of thousands of early adopters and test users, Disaboom.com brings together content and tools ranging from specialized health information to social networking to daily living resources in a single interactive community.

        We intend to promote the trademarked name of our website, Disaboom.com, by primarily implementing a combination of national and regional advertising campaigns, both online and offline, as well as organic and direct response marketing intended to encourage people to visit our site. We believe that with the present absence of a comprehensive, community-oriented website specifically for people living with or directly affected by disabilities or functional limitations, this untapped target audience will visit and participate in our community, and contribute to its growth and success.

Our Target Market

        There are more than 54 million American adults living with disabilities or functional limitations today in the United States alone, and over 650 million worldwide. Approximately 16% of the American adult population lives with a disability that makes it difficult to perform functional activities such as walking, climbing stairs, reaching, or lifting and carrying objects. About 7.6 million adults experience difficulty dressing, bathing, or simply getting around their home, while 18.2 million Americans are unable to even leave their homes without help. We believe that not only do the millions of persons living with disabilities or functional limitations have a need and desire for a comprehensive resource aimed at their unique needs, but their immediate family, friends, caregivers, recreation and rehabilitation providers, and employers can also utilize such a comprehensive resource. An estimated one in three Americans is either living with or directly affected by a disability or functional limitation.

Our Product

        We believe that we are currently the only comprehensive, interactive online community dedicated to serving the specific needs of persons living with or directly affected by a disability or functional limitation. Disaboom.com is not a medical information website providing healthcare content about a particular condition or diagnosis, but a community based website and comprehensive resource addressing a broad range of topics and issues related to “living with” a disability or functional limitation. The primary components of our website are content, community, and microsites, each of which serve as a gateway and complementary resource to the other.

         Content

        Disaboom.com provides a broad spectrum of authoritative, frequently updated, and useful information designed to help people understand how to live most effectively with their specific disability related condition. Visitors have the option of starting with an in depth initial diagnosis and condition overview (the “Core Knowledge” content), including the most recent medical developments, or going directly to information that answers questions about their daily living needs. All articles are archived permanently on the site, and are searchable by title, author, most recently published, and “most comments”. The content component of the site is organized into two broad sections – Living and Health.

        The Living section of our website focuses on providing people living with a disability or functional limitation the information and resources they need to engage in the daily challenges, opportunities, and activities of their lives. It provides people directly affected by a disability or functional limitation (e.g., caregivers, immediate family or friends, rehabilitation providers, etc.) the information and resources they need to understand, support and engage in the daily activities of the life of the person living with the disability or functional limitation, and their own lives. The Living section is currently composed of the following channel categories:

•	Lifestyle

•	Marketplace

•	Entertainment

•	News

•	Resource Center

The types of information included in each of these channel categories are:

        Lifestyle.    Topics in the Lifestyle area currently include Accessible Home, Aging with a Disability, Assistive Technology, Caregiving, Dating and Relationships, Military Life, Parenting and Family, Sports and Recreation, and Travel and Transportation. Lifestyle includes feature articles, how-to pieces, personal narratives, individual profiles, and short, actionable “info briefs.” Examples of these types of articles are “Functional Kitchens Have Universal Appeal,” “Tired of Typing? Try Talking to Your PC,” “I’m an Ironman,” (a profile of Trish Downing, the first female paraplegic to compete in an Ironman-length triathlon), and “How to Talk to Your Doctor about Pain.”

        Marketplace.   This category provides information related to purchasing goods and services, with articles and evaluations in the areas of Accessible Home, Technology, Travel and Transportation, and Assistive Technology.

        Entertainment.   The entertainment category provides up-to-date articles, reviews, interviews, and insider commentary in the areas of Television, Movies, Books, and Music – from both disability and mainstream perspectives.

        News.   The news category features current health-related news articles, gathered using real simple syndication (RSS) feeds that deliver articles from numerous sources domestically and internationally to Disaboom.

         Resource Center.   The resource center provides basic but critical information such as Disability-Related Benefits, Disability-Related Laws, Emergency Preparedness, Organizations, and Disability-Related Information Resources.

        The Health section of our website provides comprehensive medical information and education on disability-related conditions. It enables people living with or directly affected by a disability or functional limitation, including the newly-diagnosed, to better understand their conditions, their treatment options, and what they need to know from a health perspective for their day-to-day lives. The Health section is not a series of simple medical briefs or summaries about a particular condition, but a comprehensive medical resource providing authoritative information written by medical experts on:

•	Amyotrophic lateral sclerosis (ALS, or Lou Gehrig's Disease)

•	Arthritis (osteoarthritis of hip, knee and back, rheumatoid arthritis)

•	Brain and traumatic brain injuries

•	Fibromyalgia

•	Multiple sclerosis

•	Muscular dystrophy

•	Amputations (upper and lower extremities of adult and pediatric)

•	Orthopedics (hip replacements, knee replacements, back surgery)

•	Pain (acute and chronic)

•	Parkinson’s disease

•	Pediatrics (spina bifida, cerebral palsy, brachial plexus palsy)

•	Spinal cord injuries (includes sexuality and fertility)

•	Sports concussion

•	Stroke and stroke prevention

•	Vertigo (dizziness)

•	Visual deficits & rehabilitation

•	Women's health (includes osteoporosis, pelvic pain, and urinary incontinence)

        The foregoing conditions were selected for Disaboom.com’s initial focus based on the magnitude of people currently living with the particular condition, recent growth rates in particular conditions, associated chronic conditions, and other considerations:

         Multiple sclerosis is newly diagnosed in an estimated 10,400 people every year, or about 200 new cases per week. People with multiple sclerosis experience fatigue, heat sensitivity, muscle weakness, decreased coordination, blurred vision, and cognitive impairments such as memory problems, slowed thinking, and decreased concentration.

         Orthopedic patients, those suffering musculoskeletal impairments such as arthritis, back pain, hip replacements, knee replacements and back surgery, represent one in seven Americans. Arthritis, in fact, is the leading chronic condition reported by the elderly. Back and knee problems account for a large portion of orthopedic patients and resulted in 31 million and 19 million physician visits respectively in 2003. Those who suffer from musculoskeletal impairments live with pain, fatigue, and sleep disturbances, and often complain that their bodies ache.

         Pediatric conditions, including cerebral palsy and spina bifida, impact the lives of both children and adults, with an estimated 764,000 children and adults in the United States having at least one symptom of cerebral palsy. Additionally, about 8,000 babies and infants are diagnosed with this condition each year, a diagnosis that often signals a life spent dealing with seizures, mental retardation, and problems with movement, posture, limping, jaw control, chewing, sucking, and swallowing. Another roughly 70,000 Americans live with spina bifida. The illness affects an average of eight babies per day, and causes numbness, bladder control issues, paralysis, coordination problems and latex allergies, among other challenging difficulties.

         Spinal cord injuries are experienced by nearly 11,000 individuals in the United States annually, and more than 190,000 Americans currently live with paralysis caused by spinal cord injuries.

         Stroke is the leading cause of serious, long-term disability in the U.S., and on average, someone in this country has a stroke every 45 seconds. According to the American Heart Association, in 1999, more than one million Americans reported difficulties with daily living activities resulting from a stroke.

         Traumatic brain injuries are sustained by roughly 1.5 million people in the United States every year. As a result, approximately 80,000 of those people experience the onset of long-term disabilities. The Centers for Disease Control and Prevention estimates that at least 5.3 million Americans have a long-term need for help performing daily living activities as a result of traumatic brain injuries.

        In addition to the Core Knowledge content that addresses each of the disability-related conditions, Disaboom also provides current updates of recent research findings through brief summaries of research reports, written in lay language, as well as condition-specific medical advice, and a glossary of disability-related medical terms. Disaboom has entered into independent contractor agreements with individuals (the “Content Providers”) in several specialties to provide current medical journal reviews and summaries as well as other written materials to be used by the Company on the website. Glossary definitions are supplied through a licensing agreement with a medical publisher.

        The Health section also offers a “Fitness and Nutrition” area that includes consumer-oriented articles that will lead people from the basic medical information in the Core Knowledge entries to the next step: i.e., how do I live as well as possible with this condition? Fitness and Nutrition content is a mix of contributed, licensed, and commissioned content.

        Over the next 12 months the Company anticipates that the Living section will expand substantially with several additional categories and many more articles within categories. Expansion of the Living section will be driven by new revenue opportunities, community feedback, and emerging areas of consumer interest that will result in increased site visits and repeat visitors. The Company can test new topics with our community by posting groups of articles, promoting them internally and externally, and then measuring interest levels based on site visits and time on site.

        Over the next six months, the Company anticipates enabling a user-friendly classified advertisement section, within Living, where members of our community can sell disability related products to the public from shower aids to wheelchairs. The products sold through the classifieds section of the website will be sold directly to the consumer from the community member without the Company’s involvement.

        Over the next three months, the Company anticipates adding several conditions to the Health section, including Neck Pain, Sciatica, Shoulder Pain, and Hearing Loss. We also plan to add a Clinicians Directory, which will allow people to search for a physician or facility with a particular specialty in a specific geographic region. Doctors may request that they be listed in the searchable directory, and will also have the option to post their own web page, which can be used to provide more detailed information about their practice and credentials, within the directory.

        Community

        Disaboom.com provides a Community section designed to give users an opportunity to share their stories and challenges, respond to others’ stories, and develop friendships and connections based on shared interests and experiences. The Community section is also designed to engage visitors in such a way that they visit and participate interactively on the site at a high frequency, thereby increasing site visits, repeat visitors, and time-on-site metrics.

        Through the Community section, Disaboom.com members can start a blog, participate in conversations in the discussion area, and engage in real-time chat.

        Blogs.        A blog serves as a personal publishing platform on any topic of interest. For example, bloggers post pictures, videos, their personal stories (challenges, opportunities, triumphs, losses), poems, political commentary, and reactions to current events. Blogs empower members to share their ideas on subjects of personal importance and then gain community feedback through comments.

        Discussions.        Discussion forums exist as a way to cultivate conversation in the community. Forums provide an easy vehicle for members to ask questions of each other, engage in debate, and give back to the community by sharing experiences and expertise. Disaboom established forums early on within our community concurrent with our general availability release on October 1, 2007, and the community has taken over. Discussions cover a multitude of topics ranging from medical topics such as ‘Living with Fibromyalgia’ to personal questions such as ‘Do you want attention (for your disability)?’ We currently have over 5,000 forum topics within our community.

        Chat.        Disaboom.com members can connect with each other in real time through the chat section of community. Chat enables instant live connections between users and facilitates meaningful, immediate interaction and conversation.

        Over the next three months the Company anticipates launching a Groups feature within the Community section of our site. Groups will provide a way for site members to connect with each other based on common interests and/or experiences. For example, several bloggers who write regularly about their roles as caregivers may decide to start a caregiver group. Members of the group will be able to post topic-related blogs, pictures, and videos directly to the group’s online location. Instead of having to keep track of multiple blogs and blog authors, individuals interested in reading caregiver-themed content will be able to simply subscribe to the Caregiver Group. All members will have the ability to start a group and gather like-minded members to their cause.

         Microsites

        Disaboom.com also provides additional features designed for members and non-members to develop personal relationships, professional opportunities, and support our community – through microsites. A microsite is a separate web site which addresses a specific market, business or community need, and is integrated with the Company’s core Content and Community product platform, and partner websites as applicable.

      Dating.        On October 9, 2007, Disaboom acquired the rights to the Internet domain and website of Lovebyrd.com, an online dating and social networking service for individuals living with disabilities and other conditions that make it difficult to meet and connect with other people. Over the next six months the Company plans to expand its offering of and enhance the current functionality of its dating microsite.

         CareerCenter. The Company’s Career Center currently provides services to both our community as well as employers. Approximately 15 years after the enactment of the Americans with Disabilities Act, the unemployment rate of people living with disabilities is between 65% — 70%. Through the Company’s Career Center, members of the community can currently search for job openings from a database of over 500,000 open positions. The Career Center also provides information about employment related consulting and other services, directly related to our community, which the Company can provide to corporations who employ people living with a disability. For example, employers are eligible for federal and state tax credits and incentives for hiring eligible employees with a disability, and corporations contracting with the Federal Government are responsible for compliance with disability-related physical accommodations, website accessibility, and other requirements. Over the next three months the Company plans to re-design the home page and enhance the functionality of its Career Center. This shall include providing the capability for job-seekers to post their resumes, enhancing the capabilities of job seekers to search for job openings which may be a better fit given their unique needs, and increasing content and “how to” information for users regarding their careers, employment and job search, and employment rights and responsibilities as described in the various laws relating to employment for people with disabilities.

         AccessibilityReviews. Accessibility Reviews are written by members of the Disaboom community. A key element of the review, unique to the Company’s community, is the physical accessibility and accommodations within restaurants, hotels, resorts, cruises, airlines, rental cars, attractions, etc. for people living with a disability or functional limitation. Reviews of disability related equipment and equipment providers are also a part of this microsite. Reviews provide another way for community members to share information and interact with the site more frequently, increasing site visits, page views, and time on site.

        eCommerce.        Over the next six months, the Company anticipates offering an online catalog for disability related products which can be purchased directly through a secure e-commerce microsite. We expect to enter revenue sharing agreements with online partners, as well as manufacturers and/or distributors (the “Suppliers”) to provide the content or products for the online catalog. We will not purchase inventory, but rather will receive a percent of each sale from the Suppliers. We plan to use a third party credit card verification service to verify all credit card transactions.

Website Development Agreement with DATA, Inc.

        On January 10, 2007 we entered an Acceptance Agreement for Website Development (the “Agreement”) with DATA, Inc. (“DATA”). Under the Agreement DATA agreed to design and build a fully operational interactive website for the Company in exchange for cash payments totaling $280,000 to be paid by the Company in semi-monthly installments through July 18, 2007. A new master agreement was executed in August 2007 to encompass site changes going forward in the form of individual work-for-hire agreements, as well as a hosting agreement that utilizes the DATA hosting facility located in Denver. Other than the independent contractor relationship created between the Company and DATA, Inc. by the Agreement, there is no material relationship between us and DATA.

        The Agreement provides that all works created for us under the Agreement are works made for hire giving us all copyright ownership in the work. Furthermore, DATA has agreed to assign and/or license all rights in works not covered by the work made for hire doctrine to us. The Agreement also includes standard confidentiality and indemnification provisions.

Agreement with Cowboy International, Inc.

          On July 5, 2007 we entered into a services agreement with Cowboy International, Inc (“Cowboy”), which was subsequently amended on August 3, 2007 and September 28, 2007. Cowboy is helping us create a comprehensive and integrated marketing, advertising, and branding campaign for our website. The new amended agreement replaced the initial amended agreement with Cowboy and the compensation we are to pay Cowboy for the services we are being provided. In exchange for Cowboy’s marketing, advertising and branding services, we have agreed to pay Cowboy $86,938 per month on a monthly retainer basis through June 30, 2008.

Website Advertising & Sponsorships

        We expect our largest source of revenue to be from website advertisement and sponsorship sales. The channels we will employ to execute on our sales plans shall include an inside sales staff, independent sales agents, corporate partners, and advertising agencies. Our Senior Vice President of Sales, whose employment commenced May 1, 2007, manages all of our sales channels and coordinates our sales operations. Advertising and sponsorship rates will vary depending on page, placement, and size of the advertisement on the website. Premium fees will be charged for home page and section sponsorships while a lesser fee will apply to run of schedule advertisements which continuously rotate throughout the website. We anticipate that manufacturers of disability-specific pharmaceuticals, products, and services will make up a large percentage of advertisement and sponsorship sales. However, we plan to promote our advertising to a broad base of industries, including to companies in the consumer products, travel and tourism industries.

Website Advertising & Sponsorships

        We expect our largest source of revenue to be from website advertisement and sponsorship sales. The channels we will employ to execute on our sales plans shall include an inside sales staff, independent sales agents, corporate partners, and advertising agencies. Our Senior Vice President of Sales, whose employment commenced May 1, 2007, manages all of our sales channels and coordinates our sales operations. Advertising and sponsorship rates will vary depending on page, placement, and size of the advertisement on the website. Premium fees will be charged for home page and section sponsorships while a lesser fee will apply to run of schedule advertisements which continuously rotate throughout the website. We anticipate that manufacturers of disability-specific pharmaceuticals, products, and services will make up a large percentage of advertisement sales. However, we plan to promote our advertising to a broad base of industries, including to companies in the consumer products, travel and tourism industries.

Potential Market

        The following article which is posted on the U.S. Department of Health and Human Services Center for Disease Control and Prevention’s website provides evidence of the potential size of our market.

Prevalence of Disabilities and Associated Health Conditions Among Adults – United States, 1999(1)

In the United States, the number of persons reporting disabling conditions increased from 49 million during 1991-1992 to 54 million during 1994-1995(2). During 1996, direct medical costs for persons with disabilities were $260 billion(3).

For this analysis, disability was defined as self-reported or proxy-reported difficulty with or reporting one or more of eight measures: 1) difficulty with one or more specified functional activities(4); 2) difficulty with one or more activities of daily living (IADLS)*; 3) difficulty with one or more instrumental activities of daily living (IADLs); 4) reporting one or more selected impairments*; 5) use of assistive aids (e.g., wheelchair, crutches, cane or walker) for >6 months; 6) limitation in the ability to work around the house; 7) limitation in the ability to work at a job or business (data for persons aged 16-67 years); and 8) receiving federal benefits on the basis of an inability to work. A subset of persons with disability also reported the main cause of their disability from a list of 30 associated health conditions. This subset, defined before the survey was conducted, comprised persons reporting difficulty with ADLs IADLs, selected functional activities (excluding seeing, hearing, and having their speech understood by others), or limitation in the ability to work around the house or at a job or business. National estimates were calculated using sample weights representing the inverse of the probability for selection and complex adjustments for no response and subsampling(4).

The analysis focused on 53,636 adults >18 years (consistent with standard age categories used in other national surveys).

In 1999, 44 million (22%) adults reported having a disability (see Table 1 below). The prevalence rate of disability was 24% among women and 20% among men.

(1)     Prevalence of Disabilities and Associated Health Care Conditions Among Adults – 1999 (Feb. 23, 2001) available at http://www.cdc.gov/mmwR/preview/mmwrhtml/mm5007a3.htm

(2)     CDC. Prevalence of disabilities and associated health conditions — United States, 1991 — 1992. MMWR 1994;43:730 — 9; Kaye H, LaPlante M, Carlson D, et al. Trends in disability rates in the United States, 1970 — 1994. San Francisco, California: University of California, Disability Statistics Center, 1996. available at http://dsc.ucsf.edu/UCSF/pub. Accessed February 2001; McNeil JM. Americans with disabilities, 1994 — 95. Washington, DC: US Department of Commerce, Economics and Statistics Administration, Bureau of the Census, 1997. (Current population reports; series P70, no. 61); McNeil JM. Americans with disabilities: 1991 — 92. Washington, DC: US Department of Commerce, Economics and Statistics Administration, Bureau of the Census, 1993. (Current population reports; series P70, no. 33).

(3)     Hough J. Estimating the health care utilization costs associated with people with disabilities: data from the 1996 Medical Expenditure Panel Survey (MEPS). Annual meeting of the Association for Health Services Research, Los Angeles, California, 2000

(4)     Income Surveys Branch, Bureau of the Census, Overview of the Survey of Income and Program Participation (SIPP). Washington, DC: US Department of Commerce, Economics and Statistics Administration, Bureau of the Census, 1999. Available at http://www.census.gov. Accessed December 1, 2000.

Approximately 32 million adults had difficulty with one or more functional activities such as climbing a flight of stairs (19.4 million), walking three city blocks (19 million), or lifting/carrying 10 lbs (14.2 million); approximately 16.7 million adults had a limitation in the ability to work around the house; 11 million had either selected impairments or difficulty with IADLs. Two million adults used a wheelchair, and seven million used a cane, crutches, or a walker. Of the total percentage of disabilities, 63% occurred among working adults (aged 8-64 years); of these, 27.8 million (16.5%) had a disability and 17.7 million (10.5%) had a limitation in the ability to work at a job or business. Of those adults >65 years, 16.3 million (50%) had a disability. The age-specific prevalence rate of disability was the highest among respondents aged >65 for all functional activities, ADLs and IADLs.

Of all adults with disabilities, 41.2 million (93.4%) reported their main health condition associated with their disability (see Table 2 below); 7.2 million (17.5%) had arthritis and rheumatism, 6.8 million (16.5%) had back or spine problems, and 3.2 million (7.8%) had heart trouble/hardening of the arteries. Women had higher rates of arthritis or rheumatism and “other” associated health conditions categories than men. Men had higher rates of hart trouble/hardening for the arteries and deafness or hearing problems than women.

Editorial Note

Disability affects more than one in five adults. Rates of disability are higher among older adults who also have higher rates of chronic diseases. However, most disability occurs during the working years, which contributes to the high cost estimates of disability. Arthritis or rheumatism, back or spine problems, and heart trouble/hardening of the arteries continue to be the leading causes of disability. This report differs from a similar 1994 report by focusing on adults only and using a broader definition of disability(5).

The strengths of SIPP include a survey design that allows nationally representative population estimates of disability. The broad definition of disability used in SIPP also provides a sensitive estimate of disability prevalence that is less likely to overlook persons with disability than other definitions (e.g., clinical or federal benefit program-based definitions). SIPP links disability with associated health conditions, providing information that usually is not available from other data sources. This information is important because many programs address disability prevention by disease or condition.

(5)     McNeil JM. Americans with disabilities: 1991 — 92. Washington, DC: US Department of Commerce, Economics and Statistics Administration, Bureau of the Census, 1993. (Current population reports; series P70, no. 33).

The findings in this report are subject to at least five limitations. First, despite complex statistical adjustment procedures used to address nonresponse over time, these procedures may not have completely eliminated bias that resulted from nonresponse errors, especially in subgroup analyses. Second, this report excluded persons in institutions, in the military, and aged <18 years. Third, persons with multiple disabilities may attribute the main disability to the one most disabling at the time of the interview, which may result in inconsistent survey responses. Fourth, because of questionnaire design, the main associated health condition was determined for most but not all adults with disability; 2.9 million (6.4%) persons whose only disabilities were difficulty with vision, hearing, or speech, who had selected impairments, used assistive aids, or received federal disability benefits were not asked about a main condition. Finally, the definition of disability used did not assess environmental and social barriers, discrimination as the result of disability, and effects on the workforce. These issues are addressed in the International Classification of Functioning, Disability, and Health (ICIDH-2), a unified and standard framework that describes the dimensions of disability(6). ICIDH-2 complements the International Classification of Diseases by organizing information around three dimensions: body level (body systems and structure), person and society level (activities and participation), and the environment. Because of the dynamic quality of disability, a limitation in one dimension does not predict a limitation in another.

These estimates demonstrate the large impact of disability in working age and older adults and the relative contributions of associated health conditions, and provide information for public health policy makers and health systems. More detailed analyses relating the eight measures of disability and associated health conditions can assist disease-specific efforts in planning, health promotion and disease prevention, and surveillance of disability-related national health objectives(7). With increasing life expectancy and the aging of the population, health issues related to disability are likely to increase in importance.

(6)     World Health Organization. ICIDH-2: international classification of functioning, disability and health: pre-final draft, full version. Geneva, Switzerland: World Health Organization, 2000.

(7)     Arthritis Foundation, Association of State and Territorial Health Officials, and CDC. National Arthritis Action Plan: a public health strategy. Atlanta, Georgia: Arthritis Foundation, 1999.

TABLE 1

Survey of Income Program and Participation, United States, 1999
Number and prevalence rates of civilian non-institutionalized persons aged >18 Years with disability by age group

	> 18 Years			18-64 Years			> 65 Years
Measure of Disability	No.*	Rate †	(95% CI<> )	No.*	Rate †	(95% CI<> )	No.*	Rate †	(95% CI<> )
Difficulty with specified functional activities	32,191	16.0	(±0.5)	17,110	10.2	(±0.4)	15,081	46.3	(±1.6)
Having speech understood	1,982	1.0	(±0.1)	1,326	0.8	(±0.1)	656	2.0	(±0.4)
Lifting/Carrying 10 lbs	14,224	7.1	(±0.3)	7,033	4.2	(±0.3)	7,191	22.1	(±1.3)
Climbing a flight of stairs	19,363	9.6	(±0.4)	9,465	5.6	(±0.3)	9,898	30.4	(±1.5)
Walking three city blocks	19,031	9.5	(±0.4)	9,087	5.4	(±0.3)	9,944	30.5	(±1.5)
Difficulty with activities of Daily living ¶	7,690	3.8	(±0.2)	3,514	2.1	(±0.2)	4,176	12.8	(±1.1)
Getting around inside home	3,471	1.7	(±0.2)	1,477	0.9	(±0.1)	1,994	6.1	(±0.8)
Getting in/out of bed/chair	5,340	2.7	(±0.2)	2,618	1.6	(±0.2)	2,722	8.4	(±0.9)
Bathing	4,371	2.2	(±0.2)	1,727	1.0	(±0.1)	2,644	8.1	(±0.9)
Dressing	3,130	1.6	(±0.2)	1,387	0.8	(±0.1)	1,743	5.4	(±0.7)
Eating	1,226	0.6	(±0.31	566	0.3	(±0.1)	661	2.0	(±0.7)
Toileting	2,064	1.0	(±0.1)	922	0.5	(±0.1)	1,143	3.5	(±0.6)
Difficulty with instrumental activities of living ¶	11,795	5.9	(±0.3)	5,370	3.2	(±0.2)	6,425	19.7	(±1.3)
Getting around outside home	8,113	4.0	(±0.3)	3,202	1.9	(±0.2)	4,910	15.1	(±1.1)
Taking care of money and bills	4,492	2.2	(±0.2)	2,205	1.3	(±0.2)	2,286	7.0	(±0.8)
Preparing meals	4,430	2.2	(±0.2)	1,919	1.1	(±0.1)	2,511	7.7	(±0.8)
Doing light housework	6,042	3.0	(±0.2)	2,723	1.6	(±0.2)	3,319	10.2	(±1.0)
Using the telephone	2,597	1.3	(±0.1)	1,001	0.6	(±0.1)	1,597	4.9	(±0.7)
Use of Assistive Aid‡	9,180	4.6	(±0.3)	3,415	2.0	(±0.2)	5,765	17.7	(±1.2)

	> 18 Years			18-64 Years			> 65 Years
Measure of Disability	No.*	Rate †	(95% CI<> )	No.*	Rate †	(95% CI<> )	No.*	Rate †	(95% CI<> )
Limitation in ability to work around house	16,755	8.3	(±0.4)	9,649	5.7	(±0.3)	7,106	21.8	(±1.3)
Limitation in ability to work at job/business	N/A	N/A	N/A	17,689	10.5	(±0.4)	N/A	N/A	N/A
Received federal work disability benefits	N/A	N/A	N/A	7,611	4.5	(±0.3)	N/A	N/A	N/A
Total Surveyed:	200,668	100.0		168,105	100.0		32,563	100.0
Total with a disability:	44,088	22.0	(±0.5)	27,781	16.5	(±0.5)	16,307	50.1	(±1.6)

* In thousands.
† Per 100 persons calculated using the civilian, institutional US population on July 1, 1999
<> Confidence Interval
¶ Number of persons reporting any subcomponent of this category; subcomponents are note mutually exclusive
‡ Wheelchair

TABLE 2

Survey of Income Program and Participation, United States, 1999
Number and percentage of civilian non-institutionalized persons aged > 18 Years with disabilities reporting selected conditions as the main † cause of disability by sex.

	All Persons			Men			Women
Main Condition	No.*	(%)	(95% CI<> )	No.*	(%) †	(95% CI<> )	No.*	(%)	(95% CI<> )
Arthritis or rheumatism¶	7,207	17.5`	(±1.1)	1,955	11.0	(±1.3)	5,235	22.4	(±1.6)
Back or spine problem	6,780	16.5	(±1.0)	2,903	16.3	(±1.6)	3,877	16.6	(±1.4)
Limb or extremity stiffness	1,747	4.2	(±0.6)	842	4.7	(±0.9)	905	3.9	(±0.7)
Stroke	1,160	2.8	(±0.5)	592	3.3	(±0.8)	567	2.4	(±0.6)
Broken bone or fracture	885	2.1	(±0.4)	373	2.1	(±1.5)	512	2.2	(±0.6)
Head or spinal cord injury	452	1.1	(±0.3)	280	1.6	(±1.1)	172	0.7	(±0.3)
Paralysis	310	0.8	(±0.3)	175	1.0	(±0.4)	135	0.6	(±0.3)
Missing Limbs	299	0.7	(±0.2)	211	1.2	(±0.5)	----	----	----
Cerebral Palsy	141	0.3	(±0.2)	----	----	----	----	----	----
Other	6,188	15.0	(±1.0)	2,375	13.4	(±1.5)	3,813	16.3	(±1.4)
Total:	41,168	100.0		17,767	100.0		23,401	100.0

* In thousands.
† Persons who reported difficulty with functional limitations, daily living activities, instrumental activities of daily living, the inability to
Do housework or the inability to work a job identified the “main” cause and up to two other causes of the disability from a list of 30 conditions
<> Confidence Interval

Competition

        We compete in the market for Internet services and information which is a highly competitive and volatile market. We compete with other both for profit and nonprofit medical information websites such as WebMD.com and healthcommunities.com for our medical information services, however, our community is targeted and dedicated to persons living with or directly affected by disabilities or functional limitations which we believe provides us a competitive advantage versus general medical information or diagnosis-oriented websites.

        We compete with other social networking websites for social networking services such as MySpace.com, Friendster.com, Facebook.com, Bebo.com, Xanga.com, Ning.com, eHarmony.com, and Match.com. We hope to develop a loyal client base through the social networking aspect of the website, which in-turn will help generate advertising and sponsorship sales specifically targeted to consumers of disability related products and services. We believe we have a competitive advantage over general social networking sites because we are targeting, through a broad array of content, community, and other services, a specific group of persons with specific consumer and information needs.

        We compete with large general Internet Service companies such as Google, Inc., Yahoo!, Inc., Microsoft, Inc., and America Online for online marketing and advertising. However, because our website content is specifically targeted to persons living with or directly affected by disabilities or functional limitations, the Company believes there will be little competition for advertisement and sponsorship sales specifically targeting that specific market. We will compete with other e-commerce internet sites such as Disabilityproducts.com, Sportaid.com, 180medical.com, and ActiveForever.com for the sale of disability related products. We compete with full service information, product, and networking sites for the disabled community such as Disabled-World.com. We will compete with Craig’s List and eBay for online sales of consumer goods from consumer to consumer through our classifieds section. However, our classifieds will be specifically targeted to consumers of disability related products. We believe that through our marketing and branding efforts, quality service development, and strategic alliances with advertisers, medical professionals, and other leaders in the health industry we will be able to develop a loyal client base in order to compete effectively in the very competitive online marketplace.

         Notwithstanding the foregoing, we believe that we are currently the only comprehensive, interactive online community dedicated to serving the specific needs of persons living with or directly affected by a disability or functional limitation. Disaboom.com is not a medical information website providing healthcare content about a particular condition or diagnosis, but a community based website and comprehensive resource addressing a broad range of topics and issues related to “living with” a disability or functional limitation.

Patents and trademarks

        We own and maintain a portfolio of intellectual property assets which we hope to continue to build. We believe that our intellectual property assets create great value to the Company and therefore we are taking steps to protect those assets through trademark, copyright, trade secret, and trademark laws of the United States and through contractual agreements.

        We are applying for federal registration with the U.S. Patent and Trademark Office of several trade or service marks on an intent to use basis in order to develop a trademark portfolio and protect the Company’s brand. An application for registration of the word mark DISABOOM was filed on October 20, 2006. An application for registration of the word plus design mark for Disaboom was filed on April 2, 2007. An application for registration of the word mark DISABOOM.COM was filed on April 3, 2007. We continue to prosecute these marks and hope to have them registered on the principal register in 2008.

Effect of existing or probable government regulations on the business.

         - FTC and FDA regulation of drug and medical devise advertising and promotion

        The FDA and the FTC regulate the form, content and dissemination of labeling, advertising and promotional materials of pharmaceutical or medical device companies, including direct-to-consumer prescription drug and medical device advertising. The FTC regulates over-the-counter drug advertising and, in some cases, medical device advertising. Generally, based on FDA requirements, companies must limit advertising materials to discussions of FDA-approved uses and claims.

        Information that promotes the use of pharmaceutical products or medical devices that is put on our website is subject to the full array of the FDA and FTC requirements and enforcement actions. The FDA and FTC would most likely be focused on the advertisements placed on our pages, any other pharmaceutical information found in our education pages, and the products sold through our e-commerce site. The FTC and FDA look for editorial independence from advertisers and sponsors in informational or educational discussions of regulated pharmaceuticals or medical devices. The FDA and the FTC place the principal burden of compliance with advertising and promotional regulations on advertisers and sponsors to make truthful, substantiated claims. If the FDA or the FTC finds that any information on our website violates FDA or FTC regulations, they may take regulatory or judicial action against us or the advertiser or sponsor of that information. State attorneys general may also take similar action based on their state’s consumer protection statutes.

         - Drug Advertising.

         The Federal Food, Drug, and Cosmetic Act, or FDC Act, requires that prescription drugs be approved for a specific medical indication by the FDA prior to marketing. Marketing, advertising or otherwise commercializing products prior to approval is prohibited. Upon approval, the FDA’s regulatory authority extends to the labeling and advertising of prescription drugs sold throughout the United States which may only be promoted and advertised for their approved indications. The labeling and advertising must not be false or misleading, and must present all material information, including risk information. Labeling and advertising that violate these legal standards are subject to FDA enforcement action.

        The FDA regulates the safety, effectiveness, and labeling of over-the-counter drugs. Together, the FDA and FTC require that OTC drug formulation and labeling comply with FDA approvals or regulations and the promotion of OTC drugs must be truthful, adequately substantiated, and consistent with the labeled uses. OTC drugs that do not meet these requirements are subject to FDA or FTC enforcement action depending on the nature of the violation. In addition, state attorneys general can also bring enforcement actions for alleged unfair or deceptive advertising.

        Any increase in FDA regulation of the online advertisements of prescription drugs could make it more difficult for us to obtain advertising and sponsorship revenue. Only recently has the FDA relaxed its formerly restrictive policies on direct to consumer advertising of prescription drugs. If the FDA changes its policies to make them more restrictive, this could also make it more difficult for us to obtain advertising and sponsorship revenue.

         — FTC regulation of general internet advertising and marketing

        The FTC regulates internet advertising under the Federal Trade Commission Act which allows the FTC to act in the interest of all consumers to prevent deceptive and unfair acts or practices. The FTC requires that advertisements be true and not misleading to consumers and that they be substantiated. The FTC also requires clear and conspicuous disclosures.

        Failure to comply with the FTC’s prohibition of false or misleading claims in advertisements could result in enforcement actions or civil lawsuits for fines and civil penalties. We believe that we have taken steps to protect our company from liability for displaying or disseminating ads in violation of these regulations through our advertising agreements and Company advertising policy, the establishment of a review board to review questionable advertisements, and approval procedures. However, a regulatory authority may find that the Company has violated the advertising regulations and may bring an enforcement action against the Company.

         - Medical Professional Regulation

        Most states regulate the practice of medicine requiring professional licensing. Some states prohibit business entities from practicing medicine. We do not believe that we are engaged in the practice of medicine, but rather we provide information to the general public. The Company has agreements with licensed medical professionals who provide educational information in the form of content for the Company’s website. We do not and do not intend to provide professional medical advice, diagnosis or treatment through our website. A state may determine that some aspect of our business violates that state’s licensing laws and may seek to have us discontinue those portions or subject us to penalties or licensure requirements. Any determination that we are a healthcare provider and acted improperly as a healthcare provider may result in liability to us.

        Many states regulate the ability of medical professionals to advertise or maintain referral services. We do not represent that a physician’s use of the Company’s online directory will comply with these or other state laws regulating professional practice. It is possible a state or a court may determine we are responsible for any non-compliance with these laws, which could affect our ability to offer this service to our customers.

         - Anti-kickback Laws

        Federal Anti-kickback laws prohibits receiving referral fees or other types of payments for referring individuals to another who’s services or products may be paid for in whole or in part by a federal healthcare program such as Medicare or Medicaid. We believe we are incompliance with these laws because our searchable specialist directory does not constitute a referral we receive no fees for listing physicians in the directory or for patients visiting doctors found on the directory. Furthermore we believe those physicians who pay us a fee to have a personal webpage within the searchable directory are essentially paying for an advertisement and not a referral fee.

         - Consumer Protection Regulation

        Advertising viewed by visitors on our website and consumer sales from our e-commerce website are subject to federal and state consumer protection laws which regulate unfair and deceptive practices. We are also subject to various other federal and state consumer protection laws, including the ones described below. Most state consumer protection laws are enforced by the Attorneys General of each state.

         - COPPA

        The Children’s Online Privacy Protection Act (“COPPA”) protects personal information of children under the age of 13 disclosed online by prohibiting unfair or deceptive acts or practices in connection with the collection, use, and/or disclosure of personal information from and about children. Our website does not target children under 13, nor do we plan to allow anyone under the age of 18 to register as a Disaboomer. Therefore, the Company will not knowingly be collecting the personal information of children under the age of 13.

         - CAN-SPAM

        The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (“CAN-SPAM”) regulates commercial emails and provides recipients the right to request the sender to stop sending messages. CAN-SPAM establishes penalties for sending commercial email which are intended to deceive the recipient as to source or content. At this time, we are not sending commercial emails to Disaboomers or other users of our site, but may in the future in which case CAN-SPAM requirements would apply. Many states have also enacted anti-spam laws. The CAN-SPAM Act preempts many of these statutes.

Number of total employees and number of full time employees

        As of January 2, 2008 we have 27 full-time and 2 part time employees. We will likely hire additional employees as we continue to grow our business and develop our website and operations.

PLAN OF OPERATION

        We were incorporated under the laws of the State of Colorado on September 5, 2006 with the primary purpose of developing the first interactive online community dedicated to constantly improving the way Americans with disabilities or functional limitations live their lives. It will also serve as a comprehensive online resource not only for people living with such conditions, but their immediate families and friends, caregivers, recreation and rehabilitation providers, and employers. The Company released a beta version of the website on August 15, 2007, released a limited availability version on September 1, 2007, and released the general availability version of the website on October 1, 2007. Our headquarters are located in the metropolitan area of Denver, Colorado.

        The primary activities of the Company through our most recently completed fiscal quarter continued to be primarily organizational in nature, including the ongoing development and integration of the website, planning and beginning to implement our marketing and community development initiatives, as well as our sales operations, and continuing to build our management team and staff.

        Our focus for the next twelve months will continue to be: (i) the ongoing development and evolution of our website and online community, operational platform, and product strategy; (ii) to negotiate and to enter into advertising, sponsorship and other agreements, thereby generating revenue; and (iii) to increase brand awareness and drive Internet traffic to and within our site and community through various online and offline media campaigns, community development and partnership initiatives, events and other activities. The greater the awareness of our website, community and brand in the marketplace, the greater the number of page views our site will experience. The more page views our website experiences, the greater the revenues under the standard terms of our web advertising agreement.

         Our financial statements for the period from inception (September 5, 2006) through December 31, 2006 reflect minimal business activities. During this time period we worked on the concept of our website. In January 2007 we entered into the Website Development Agreement with DATA, inc., which was our first material financial commitment, totaling $280,000 with payments to be made through July 2007. As the original contract with DATA inc. concluded in July 2007, a new master agreement was negotiated to encompass site changes going forward in the form of individual work-for-hire agreements, as well as a hosting agreement that utilizes the DATA hosting facility located in Denver, CO. During the three month period ending September 30, 2007, we also continued to work with DATA, inc. to complete outstanding change orders and final site modifications in advance of the general availability release of our website and community which occurred on October 1, 2007. These changes resulted from additional creative and execution input from Disaboom over the initial eight months of the project. The initial expense of $280,000 was an estimated calculation to create the initial website based on an original scope of work which was subsequently modified and refined.

        On July 5, 2007 we entered into a services agreement with Cowboy International, Inc (“Cowboy”), which was subsequently amended on August 3, 2007 and September 28, 2007. Cowboy is helping us create a comprehensive and integrated marketing, advertising, and branding campaign for our website. The new amended agreement replaced the initial amended agreement with Cowboy and the compensation we are to pay Cowboy for the services we are being provided. In exchange for Cowboy’s marketing, advertising and branding services, we have agreed to pay Cowboy $86,938 per month on a monthly retainer basis through June 30, 2008.

        On October 1 we entered into employment agreements with our Chief Executive Officer, J.W. Roth and J. Glen House our Chief Medical Officer and Executive Director of Content. Mr. Roth and Dr. House are both founding members of the Company and until October 1, 2007 have been serving without employment agreements. Both agreements are for a three year term and thereafter may be automatically extended for additional one year terms. Further, both include non-compete and confidentiality provisions, but provide for certain exceptions.

        On October 9, 2007, we acquired the rights to the Internet domain and web site of Lovebyrd.com which is an online dating and social networking service for individuals living with conditions that make it difficult to meet and connect with other people. Although we previously announced that these services would be available free of charge, we anticipate that as we integrate the online and dating and social networking services into our online community that we will charge users for the dating service.

         On October 19, 2007, we entered into a Business Development Agreement with a third party. The agreement is for an eighteen month term, but may be terminated by either party. Pursuant to the agreement, the third party will serve as a non-exclusive business developer for Disaboom and help us generate advertising, sponsorships, revenue sharing, and other sales and business development opportunities. As part of the consideration for entering the agreement we are obligated to issue restricted stock in four installments, so long as the agreement is still in effect on each installment date.

Results of Operations:

        Our financial statements for the period ended September, 2007 and from inception (September 5, 2006) reflect minimal business activities. We incorporated in September 2006, and since that time have focused primarily on the planning and development of our website and operational platform. As such we are unable to provide a comparison of our financial condition and results of operations from the recently completed quarter to the comparable quarter last year.

        Currently, we fund our operations primarily through funds raised in private placements of our common stock completed in March, September and October, and December 2007. We expect the proceeds from these offerings to be sufficient to cover our costs and expenses for at least the next twelve months. However, estimates for expenses, as well as our market approach and timing may change, resulting in the need to obtain additional debt or equity financing during 2008, but there can be no assurance that additional financing will be available on reasonable terms, if at all.

        During the quarter and nine months ended September 30, 2007 our operating expenses totaled $2,458,037 and $3,629,548, respectively. Approximately 26% of the expenditures we incurred related to payroll and stock compensation costs ($750,450 and $642,906 for the three and nine months ended September 30, 2007, respectively), website development costs ($183,000 and $431,000 for the three and nine months ended September 30, 2007) and legal and consulting fees ($100,897 and $333,419 for the three and nine months ended September 30, 2007). During the three months ended September 30, 2007, the Company launched its website and began receiving limited amounts of advertising revenue during this time period. We recognize advertising revenue ratably over the period in which it is presented.

Liquidity and Capital Resources

        During the quarter ended September 30, 2007 we generated limited amounts of revenue adverting revenues. We do not expect to generate significant revenues from advertising until approximately six months after our general availability release which occurred on October 1, 2007.

        We currently fund our operations primarily through funds raised through private placements of completed in March, September, October and December 2007. On March 9, 2007 we completed a private placement of our common stock, issuing 5,796,000 shares for aggregate gross proceeds of $2,898,000. The shares were issued at $0.50 per share.

        On September 26, 2007 we announced that we had a closing of $5,346,000 under a private placement of unregistered securities. A total of 7,128,000 common shares were issued on September 9, 2007 and 5,346,000 warrants to purchase the same number of common shares. On October 9, 2007 we had a final closing of $349,500. A total of 449,333 common shares and 337,000 warrants to purchase the same number of common shares were issued in this final closing. For both the September and October 2007 closings for each $0.75 invested, each purchaser received one common share plus warrants to acquire three-fourths of a share. Subsequently, on December 10, 2007, we closed a $5,000,000 private placement under the same terms as those of the private placement closed in September and October 2007. On December 10, 2007 we issued a total of 6,666,660 common shares and 5,000,000 warrants to purchase the same number of common shares were issued at closing.

        We expect the proceeds from these offerings to be sufficient to cover our costs and expenses through our projection as to when we will reach cash flow positive. However, estimates for expenses may change, in which case our capital would not be sufficient for this time period. We may need to obtain additional debt or equity financing, but there can be no assurance that additional financing will be available on reasonable terms, if at all.

Critical Accounting Policies

        The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make a variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements.

        Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increase, these judgments become even more subjective and complex. Although we believe that our estimates and assumptions are reasonable, actual results may differ significantly from these estimates. Changes in estimates and assumptions based upon actual results may have a material impact on our results of operation and/or financial condition. Our significant accounting policies are disclosed in Note 2 to the Financial Statements included in this prospectus.

        While all of the significant accounting policies are important to the Company’s financial statements, the following accounting policies and the estimates derived therefrom, have been identified as being critical:

          Website development costs:

        The Company adopted the Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) 00-2, “Accounting for Website Development Costs,” which specifies the appropriate accounting for costs incurred in connection with the development and maintenance of websites. Under the EITF 00-2, costs related to certain website development activities are expensed as incurred (such as planning and operating stage activities). Costs relating to certain website application and infrastructure development are generally capitalized, and are amortized over their estimated useful life. In January 2007, the Company entered into an agreement for website development.

          Revenue Recognition:

        During the three months ended September 30, 2007, the Company only earned revenues from advertising, and no other planned online services. Advertising revenue is recognized ratably over the period in which it is presented.

          Stock Based Compensation:

        The Company accounts for stock options and similar equity instruments in accordance with SFAS No. 123(R), “Share-Based Payment”. SFAS 123(R) requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. SFAS 123(R) also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period).

DESCRIPTION OF PROPERTY

        In June 2007 we entered into a Sublease Agreement for the lease of office space at 7730 E. Belleview Avenue, Suite A-306, Greenwood Village, CO 80111, which we use as our corporate offices. The sublease commenced June 15, 2007 and terminates on July 31, 2009.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        Shares of our common stock began trading on the NASD – OTC Bulletin Board on May 30, 2007. As of January 2, 2008, there were approximately 263 holders of record of our common stock. This does not include persons who hold our common stock in brokerage accounts and otherwise in ‘street name.’

        Our transfer agent is Corporate Stock Transfer, Inc., 3200 Cherry Creek South Drive, Suite 430, Denver, Colorado 80209.

        The table below sets forth the high and low closing prices of the Company’s Common Stock during the periods indicated as reported on Yahoo Finance (http://finance.yahoo.com). The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not reflect actual transactions.

Quarter ended	High	Low
June 30, 2007 September 30, 2007 December 31, 2007	$1.87 $1.60 $1.70	$1.15 $1.20 $1.30

        The closing bid price of our common stock on January 2, 2008 was $1.32

        Since our inception we have not paid any dividend on any class of equity securities. We anticipate that for the foreseeable future all earnings will be retained for use in our business and no cash dividends will be paid to stockholders. Any payment of cash dividends in the future on the Common Stock will be dependent upon our financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors that the Board of Directors deems relevant.

Equity Compensation Plans

        The Board of Directors has adopted, and the shareholders have approved, the 2006 Stock Option Plan (the “2006 Plan”). However, no options were issued under the 2006 Plan during our most recent fiscal year.

        The 2006 Plan authorizes the Board of Directors to grant stock bonuses or stock options to purchase shares of the Company’s common stock to employees, officers, directors and consultants. Options granted under the 2006 Plan may be either incentive stock options or non-qualified stock options. Our Board has approved three amendments to the 2006 Plan which have increased the number of shares reserved under the 2006 Plan from 1,750,000 to 7,000,000. These amendments were adopted on April 2, 2007, June 26, 2007 and October 1, 2007. At our annual meeting of shareholders held on August 21, 2007 our shareholders approved amendments to the 2006 Plan that had been approved by our Board of Directors on April 2, 2007 and June 26, 2007 that increased the number of shares reserved under the 2006 Plan to 5,00,000 shares. However, the October 1, 2007 amendment increasing the shares reserved under the 2006 Plan to 7,000,000 shares was not submitted for shareholder approval because it was adopted by our Board of Directors after the August 21, 2007 shareholders meeting. At our next annual meeting of shareholders we expect to request shareholder approval of the amendment increasing the shares reserved under the 2006 Plan to 7,000,000.

        As of January 2, 2008 options to purchase an aggregate of 5,868,500 shares had been granted under the 2006 Plan, (many of which are subject to vesting schedules,) 9,440 shares have been issued from the 2006 Plan, and an aggregate of 1,122,060 shares remained available for future issuances under the 2006 Plan. No shares underlying options are included in this registration statement.

EXECUTIVE COMPENSATION

        From September 2006 through the end of the fiscal year, December 31, 2006, none of the directors or executive officers received cash or non-cash compensation in any form for any of their services as directors or executives, nor were they reimbursed for expenses incurred in attending board meetings.

Compensation of our Named Executive Officers

        Since the end of most recent fiscal year we have entered into employment agreements with certain of our executive officers. Each of our executive officers is paid a salary for their services and certain of our executive officers have been granted stock options in consideration for their services. When we consider salaries for our executives, we do so by evaluating their responsibilities, experience, the competitive marketplace, and our financial resources and projections. Pursuant to its Charter our Compensation Committee reviews and approves the terms of the compensation granted to our executive officers.

        The material terms of the compensation of each of our “named executive officers”, as that term is defined in Item 402 of Regulation SB, is outlined below:

J.W. Roth:   On October 1, 2007, we entered into an employment agreement with our Chief Executive Officer and Chairman of the Board, J.W. Roth. The agreement is for an initial three year term and may be automatically extended for additional one year terms. Pursuant to the agreement Mr. Roth receives an annual salary of $200,000. Unless the agreement is terminated for cause, or as a result of Mr. Roth’s death or disability preventing him from working, if we terminate the employment agreement Mr. Roth will be entitled to a severance payment equal to his annual salary.

J. Glen House:   On October 1, 2007, we entered into an employment agreement with our Chief Medical Officer and Executive Director of Content. The agreement is for an initial three year term and may be automatically extended for additional one year terms. Pursuant to the agreement, Dr. House receives an annual salary of $150,000 which will be increased to $200,000 when Dr. House works for Disaboom on a full time basis. Unless the agreement is terminated for cause, or as a result of Dr. House’s death or disability preventing him from working, if we terminate the employment agreement Dr. House will be entitled to a severance payment equal to his annual salary.

John Walpuck:   On April 2, 2007 we entered into an employment agreement with John Walpuck who currently serves as our President, Chief Financial Officer, Secretary and Treasurer. The employment agreement is for an initial two year term and thereafter may be automatically extended for additional one year terms. Pursuant to the agreement, Mr. Walpuck’s annual salary initially received an annual salary of $150,000 but with the closing of our September and October 2007 private placement now receives an annual salary of $200,000. Mr. Walpuck is eligible for an annual bonus upon the achievement of certain milestones, with the milestones to be mutually agreed upon by Mr. Walpuck and Disaboom. Unless the employment agreement is terminated for cause, or as a result of Mr. Walpuck’s death or disability, if we terminate the agreement Mr. Walpuck will be entitled to a severance payment equal to six months of his annual salary

        In connection with his employment, Mr. Walpuck was granted 1,750,000 options to purchase our common stock at $0.50 per share, of which 250,000 options vested immediately, 250,000 vest on September 1, 2007, 500,000 vest on January 1, 2008, and 500,000 on January 1, 2009 provided Mr. Walpuck is an employee or director of the Company on each vesting date. The final 250,000 options only vest upon the occurrence of certain Company events including a merger, acquisition or consolidation.

Howard Lieber:   Effective May 1, 2007 Howard Lieber began serving as our Vice President of Sales at an annual salary of $150,000. We entered into an employment agreement with Mr. Lieber effective as of December 1, 2007. Pursuant to the agreement Mr. Lieber receives an annual salary of $150,000. Unless the agreement is terminated for cause, or as a result of Mr. Lieber’s death or disability preventing him from working, if we terminate the employment agreement Mr. Roth will be entitled to a severance payment equal to three months of his annual salary. Additionally, we paid Mr. Lieber $50,000 as an independent consultant for services he provided the Company prior to May 2007.

        On May 1, 2007 the Board of Directors granted Mr. Lieber 500,000 incentive stock options exercisable at fair market value on May 1, 2007. Mr. Lieber’s option agreement was subsequently amended effective December 1, 2007, whereby 200,000 of the 500,000 options are vested as of the updated effective date, and the remainder will vest over a four year period with a portion of the options vesting only upon the Company meeting annual billed revenue quotas and Mr. Lieber remaining an employee of Disaboom. Additionally, Mr. Lieber was granted 250,000 options on October 1, 2007 with the options vesting on April 30, 2008 but only upon the achievement of defined performance objectives.

Michael Fay:   On April 23, 2007, we entered into an employment agreement with Michael Fay who currently serves as our Chief Operating Officer. The agreement is for an initial two year term and may be automatically extended for additional one year terms. Pursuant to the agreement, Mr. Fay receives an annual salary of $150,000. Unless the employment agreement is terminated for cause, or as a result of Mr. Fay’s death or disability, if we terminate the Agreement Mr. Fay will be entitled to a severance payment equal to three months of his annual salary.

        In connection with his employment, Mr. Fay was granted 550,000 options to purchase our common stock at $0.50 per share, of which 125,000 options vested on April 23, 2007, 200,000 vested on October 7, 2007, and 225,000 vest on September 1, 2008 provided Mr. Fay is an employee of the Company on each vesting date. Additionally, Mr. Fay was granted 200,000 options on October 1, 2007 with the options vesting on April 30, 2008 but only upon the achievement of defined performance objectives.

Director Compensation

        In January 2007 the Board adopted resolutions whereby each board member will receive $550 for travel and expenses for attending board meetings beginning March 2007.

        On March 9, 2007 our Board of Directors formed an Audit Committee, a Compensation Committee and a Nominating Committee. Mr. Petso was nominated to serve as the chairman of the Audit and Compensation Committees. As compensation for serving on the Board of Directors and as chairman of the Audit Committee and chairman of the Compensation Committee and for serving on the Nominating Committee Mr. Petso was grated 150,000 stock options. As compensation for serving the Board of Directors and as chairman of the Nominating Committee and serving on the on Audit and Compensation Committees, Mr. Lazzaro was granted 100,000 stock options. As compensation for serving on the Audit, Nominating and Compensation committees, Mr. Overgaard was granted 50,000 stock options. Additionally, we granted Mr. Templeton 100,000 options upon his appointment to our Board of Directors in July 2007.

AVAILABLE INFORMATION

We have filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of Disaboom, Inc. filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

We are subject to the informational requirements of the Securities Exchange Act of 1934 which requires us to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the SEC at 100 F Street N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549 at prescribed rates. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

CONTENTS

Report of independent registered public accounting firm	F-3

Financial statements:

Balance sheet	F-4

Statement of operations	F-5

Statement of shareholders' equity deficiency	F-6

Statement of cash flows	F-7

Notes to financial statements	F-8 - F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Disaboom, Inc.
Denver, Colorado

We have audited the accompanying balance sheet of Disaboom, Inc. as of December 31, 2006, and the related statements of operations, shareholders’ equity deficiency and cash flows for the period from September 5, 2006 (inception) through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Disaboom, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the period from September 5, 2006 (inception) through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ GHP HORWATH, P.C.

March 21, 2007
Denver, Colorado

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

DECEMBER 31, 2006

ASSETS
Current assets:

Receivable from issuance of common stock (Note 5)	$2,125

Total assets	$2,125

LIABILITIES AND SHAREHOLDERS' EQUITY DEFICIENCY

Liabilities:

Accounts payable	$916
Advances, related party (Note 3)	16,071

Total liabilities (all current)	16,987

Shareholders' equity deficiency (Note 5):
Preferred stock, $0.0001 par value; authorized
10,000,000 shares; none issued and outstanding
Common stock, $0.0001 par value; authorized
50,000,000 shares; 21,250,000 issued and outstanding	2,125
Deficit accumulated during the development stage	(16,987)

Total shareholders' equity deficiency	(14,862)

Total liabilities and shareholders' equity deficiency	$2,125

See notes to financial statements.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS

SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

Expenses:

General and administrative		$16,987

Net loss		$(16,987)

Net loss per share, basic
and diluted (Note 2)	$	*

Weighted average number
of common shares outstanding (Note 2)		21,250,000

*	Less than $(0.01) per share

See notes to financial statements.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF SHAREHOLDERS' EQUITY DEFICIENCY

SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

	Common stock		Deficit accumulated during the development
	Shares	Amount	stage	Total
Initial issuance of common stock,

November 2006 (Note 5)	21,250,000	$2,125		$2,125

Net loss			$(16,987)	(16,987)

Balances at December 31, 2006	21,250,000	$2,125	$(16,987)	$(14,862)

See notes to financial statements.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

Cash flows from operating activities:

Net loss	$16,987

Adjustments to reconcile net loss to cash
used in operating activities:
Increase in assets and liabilities:
Accounts payable	916

Advances, related party	16,071

Total adjustments	16,987

Cash used in operating activities	—

Increase in cash and cash equivalents and ending cash	$—

Supplemental disclosure of non-cash financing activities:

Issuance of common stock in exchange for receivable	$2,125

See notes to financial statements.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

1.	Organization:

Disaboom, Inc. (the “Company”) was incorporated in the State of Colorado on September 5, 2006 with the purpose of creating, owning and operating a full-service website for people with disabilities. The Company expects to launch the website by the end of 2007. The primary activities of the Company, through December 31, 2006, have been organizational in nature, and subsequently have been limited to the development of the website and offering of common shares in a private offering (Note 7). The Company expects to commence operations upon the completion of the website. The Company’s headquarters are located in Colorado.

2.	Summary of significant accounting policies:

Development stage company:

The Company complies with Statement of Financial Accounting Standard (“SFAS”) No. 7 for its characterization of the Company as development stage. Furthermore, the Company has adopted Statement of Position (“SOP”) 98-5, “Reporting on the Costs of Start-Up Activities,” which provides guidance on the financial reporting of start-up costs and organizational costs, to be expensed as incurred.

Use of estimates in financial statement preparation:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Website development costs:

The Company adopted the Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) 00-2, “Accounting for Web Site Development Costs,” which specifies the appropriate accounting for costs incurred in connection with the development and maintenance of web sites. Under the EITF 00-2, costs related to certain web site development activities are expensed as incurred (such as planning and operating stage activities). Costs relating to certain website application and infrastructure development are generally capitalized, and are amortized over their estimated useful life. In January 2007, the Company entered into an agreement for website development. For the period ended December 31, 2006, website development costs of approximately $10,000 were expensed.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

2.	Significant accounting policies (continued):

Stock based compensation:

The Company accounts for stock options and similar equity instruments in accordance with SFAS No. 123(R), “Share-Based Payment”. SFAS 123(R) requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. SFAS 123(R) also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The Company did not grant any stock options during the period ended December 31, 2006.

Loss per share:

Basic loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year. Stock options and warrants are not considered in the calculation, as no options or warrants had been granted through December 31, 2006. Therefore, diluted loss per share is equivalent to basic loss per share.

Income taxes:

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

3.	Advances, related party:

Advances, related party represent advances made by the Chairman and Chief Executive Officer (the “Chairman”) or an entity controlled by him, to provide working capital to the Company or expenses paid by the Chairman on behalf of the Company. Additional advances of approximately $42,000 were made subsequent to December 31, 2006. At February 14, 2007, total advances amounted to approximately $58,000, of which $50,000 was converted to equity in connection with the private placement (Note 7), and the remaining amount will be repaid to him as funds are available.

4.	Income taxes:

The Company has made no provision for income taxes for the period ended December 31, 2006 because the Company has incurred a net loss. Based on statutory rates, the Company’s expected income tax benefit arising from the loss would be approximately $2,500.

The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, if appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carry forward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

4.	Income taxes (continued):

Net operating loss carry forwards of approximately $3,700 at December 31, 2006, are available to offset future taxable income, if any, through 2026. A valuation allowance has been provided to reduce the deferred tax asset, which consists of the net operating loss and start-up costs, as realization of the asset is not assured.

5.	Shareholders’ equity deficiency:

In November 2006, the Company issued 21,250,000 shares of its common shares at par value or $0.0001 per share in exchange for a receivable. Proceeds of $2,125 were received in February 2007.

6.	Stock option plan:

The Board of Directors adopted and the shareholders approved the 2006 Stock Option Plan (the “2006 Plan”). The 2006 Plan authorizes the Board of Directors to grant stock bonuses or stock options to purchase shares of the Company’s common stock to employees, officers, directors and consultants. Options granted under the 2006 Plan may be either incentive stock options or non-qualified stock options. The aggregate number of shares of common stock as to which options and bonuses may be granted under the 2006 Plan cannot exceed 1,750,000. The Company did not grant any stock options or stock bonuses during the period ended December 31, 2006. In February and March 2007, the Company granted 62,500 options to independent contractors with an exercise price of $0.50 per share. These options vest in June and July 2007 and expire in June and July 2010. Also in February and March 2007, the Company granted 800,000 options to employees and board members with an exercise price of $0.50 per share. 200,000 of these options vest on December 31, 2007, and the remaining options vest December 31 of the following four years, provided that the employees and board members remain serving the Company. The 800,000 options expire at various dates through 2014.

7.	Subsequent events:

Website development agreement:

In January 2007, the Company entered into an agreement with an unrelated third party, to create and develop the Company’s website. In consideration for creating and developing the website, the Company agreed to pay $280,000. The Company will make semi-monthly installments of $20,000 beginning January 2007 with a final payment of $40,000 due in July 2007.

Private placement:

The Company completed a private placement of 5,796,000 shares of common stock for gross proceeds of $2,898,000. The shares were issued at a price of $0.50 per share. As part of the offering, $50,000 of advances due to the Chairman were converted to 100,000 shares of common stock.

Unaudited financial statements:

Balance Sheet as of September 30, 2007	F-12

Statements of Operations for the three-month and nine-month periods ended
September 30, 2007, and for the period from inception (September 5, 2006) through
September 30, 2007	F-13

Statements of Cash Flows for the nine-month period ended September 30, 2007, and
for the period from inception (September 5, 2006) through September 30, 2007	F-14

Notes to financial statements	F-15

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

SEPTEMBER 30, 2007
(Unaudited)

ASSETS
Current assets:

Cash and equivalents	$4,843,187
Accounts receivable	5,910
Prepaid expenses	206,243

Total current assets	5,055,340
Property and equipment, net	25,803
Deposits	9,367

Total assets	$5,090,510

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Accounts payable	$293,918
Other current liabilities	13,014

Total liabilities (all current)	306,932

Shareholders' equity (Note 3):
Preferred stock, $0.0001 par value; authorized
10,000,000 shares; none issued and outstanding
Common stock, $0.0001 par value; authorized
65,000,000 shares; 34,698,278 issued and outstanding	3,470
Additional paid-in capital	8,686,240
Deferred compensation	(308,400)
Deficit accumulated during the development stage	(3,597,732)

Total shareholders' equity	4,783,578

Total liabilities and shareholders' equity	$5,090,510

The accompanying notes are an integral part of these financial statements.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

	Three months ended September 30, 2007	Nine months ended September 30, 2007	September 5, 2006 (inception) to September 30, 2007
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$5,910	$5,910	$5,910
Expenses:
Selling, general and administrative	(2,458,037)	(3,629,548)	(3,646,535)

Loss from operations	(2,452,127)	(3,623,638)	(3,640,625)
Other income:
Interest income	11,495	42,893	42,893

Net loss	$(2,440,632)	$(3,580,745)	(3,597,732)

Net loss per share,
basic and diluted (Note 2)	$(0.09)	$(0.14)

Weighted average number of
common shares outstanding (Note 2)	27,876,454	26,044,664

The accompanying notes are an integral part of these financial statements.

DISABOOM, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

	Nine months ended September 30, 2007	September 5, 2006 (inception) to September 30, 2007
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(3,580,745)	$(3,597,732)

Adjustments to reconcile net loss to cash
used in operating activities:
Stock-based compensation expense	416,301	416,301
Depreciation expense	9,236	9,236
Increase (decrease) in assets and liabilities:
Accounts receivable	(5,910)	(5,910)
Prepaid expenses and deposits	(215,610)	(215,610)
Accounts payable	313,516	314,432
Advances, related party	33,929	50,000

Total adjustments	551,462	568,449

Net cash used in operating activities	(3,029,283)	(3,029,283)

Cash Flows from investing activities:
Purchase of property and equipment	(35,039)	(35,039)

Net cash used in investing activities	(35,039)	(35,039)

Cash flows from financing activities:
Proceeds from issuance of common stock	7,905,384	7,907,509
Proceeds applied to receivable from
issuance of common stock	2,125

Net cash provided by financing activities	7,907,509	7,907,509

Increase in cash and cash
equivalents and ending cash	$4,843,187	$4,843,187

Supplemental disclosure of non-cash investing
and financing activities:
Conversion of related party
advances to common stock	$50,000	$50,000

Payment of accounts payable
with common stock	$7,500	$7,500

The accompanying notes are an integral part of these financial statements.

DISABOOM, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2007
(Unaudited)

1.	Organization and basis of presentation:

Disaboom, Inc. (the “Company”) was incorporated in the State of Colorado on September 5, 2006 with the primary purpose of developing the first interactive online community dedicated to constantly improving the way Americans with disabilities or functional limitations live their lives. It will also serve as a comprehensive online resource not only for people living with such conditions, but their immediate families and friends, caregivers, recreation and rehabilitation providers, and employers. The Company released the general availability version of the website on October 1, 2007. The primary activities of the Company through September 30, 2007 continue to be organizational in nature, including the ongoing development and integration of the website, beginning to plan for our marketing and community development initiatives, as well as our sales operations, and continuing to build our management team and staff. The Company’s headquarters are located in the metropolitan area of Denver, Colorado.

The foregoing unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B as promulgated by the Securities and Exchange Commission (“SEC”). Accordingly, these financial statements do not include all of the disclosures required by generally accepted accounting principles in the United States of America for complete financial statements. These unaudited interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2006 included in a registration statement on Form SB-2. In the opinion of management, the unaudited interim financial statements furnished herein include all adjustments, all of which are of a normal recurring nature, necessary for a fair statement of the results for the interim period presented. Interim results are not necessarily indicative of results for a full year or any future period.

Although the Company was incorporated on September 5, 2006, the Company had no operations from September 5, 2006 through September 30, 2006.

2.	Summary of significant accounting policies:

Development stage company:

The Company complies with Statement of Financial Accounting Standard (“SFAS”) No. 7 for its characterization of the Company as development stage. Furthermore, the Company has adopted Statement of Position (“SOP”) 98-5, “Reporting on the Costs of Start-Up Activities,” which provides guidance on the financial reporting of start-up costs and organizational costs, to be expensed as incurred.

During the three months ended September 30, 2007, the Company launched its website and began receiving limited amounts of advertising revenue during this time period.

Revenue Recognition:

During the three months ended September 30, 2007, the Company only earned revenues from advertising, and no other planned online services. Advertising revenue is recognized ratably over the period in which it is presented.

Use of estimates in financial statement preparation:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Website development costs:

The Company has adopted the provisions of Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) 00-2, “Accounting for Web Site Development Costs,” which specifies the appropriate accounting for costs incurred in connection with the development and maintenance of web sites. Under EITF 00-2, costs related to certain web site development activities are expensed as incurred (such as planning and operating stage activities). Costs relating to certain website application and infrastructure development are generally capitalized, and are amortized over their estimated useful life. In January 2007, the Company entered into an agreement for website development. For the three and nine months ended September 30, 2007 and the period from September 5, 2006 (inception) to September 30, 2007, website development costs of approximately $183,000, $431,000 and $441,000 respectively, were expensed.

Stock based compensation:

The Company accounts for stock options and similar equity instruments in accordance with SFAS No. 123(R), “Share-Based Payment”. SFAS 123(R) requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. SFAS 123(R) also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period).

The Board of Directors has adopted the 2006 Stock Option Plan (the “2006 Plan”). The 2006 Plan authorizes the Board of Directors to grant stock bonuses or stock options to purchase shares of the Company’s common stock to employees, officers, directors and consultants. Options granted under the 2006 Plan may be either incentive stock options or non-qualified stock options. The aggregate number of shares of common stock as to which options and bonuses may be granted under the 2006 Plan cannot exceed 7,000,000. The number of shares reserved under the 2006 Plan was increased to 7,000,000 on October 1, 2007.

During the nine months ended September 30, 2007 the Company granted 5,018,500 stock options to employees and consultants at a weighted average exercise price of $0.70 per share. The options are subject to various vesting schedules and are exercisable through 2014. The fair value of stock options at the dates of grant was $1,767,703. The Company used the following assumptions to determine the fair value of stock option grants during the nine months ended September 30, 2007:

Expected term	2.5 - 5.5
Volatility	68% - 91%
Risk-free interest rate	4.21 - 5.07%
Dividend yield	0%

The expected term of stock options represents the period of time that the stock options granted are expected to be outstanding and was calculated as the average of the term of the options and the vesting period. The expected volatility is based on the historical price volatility of the common stock of similar companies in the development stage. The risk-free interest rate represents the U.S. Treasury bill rate for the expected term of the related stock options. The dividend yield represents the anticipated cash dividend over the expected term of the stock options.

A summary of stock option activity for the nine months ended September 30, 2007 is presented below:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding at January 1, 2007	—
Granted	5,018,500	$0.70
Exercised	—	0.00
Forfeited	310,000	1.33

Outstanding at September 30, 2007	4,708,500	$0.66	4.85	$3,960,750

Vested at September 30, 2007	857,500	$0.50	1.15	$857,500

During the three and nine month periods ended September 30, 2007, compensation expense of $152,579 and $268,561, respectively, was recorded relative to the 2006 Plan.

A summary of the status of the Company’s non-vested shares as of and for the nine months ended September 30, 2007, is presented below.

	Nonvested Shares Under Option	Weighted Average Grant Date Fair Value

Nonvested at January 1, 2007	—
Granted	5,018,500	$0.40
Vested	857,500	$0.26
Forfeited	310,000	$0.88

Nonvested at September 30, 2007	3,851,000	$0.39

As of September 30, 2007, we had $1,499,393 of unrecognized compensation cost related to stock options that will be recognized over a weighted average period of approximately 3.5 years.

Loss per share:

The Company computes net earnings (loss) per share in accordance with SFAS No. 128, “Earnings per Share”, which establishes standards for computing and presenting net earnings (loss) per share.

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding and the number of dilutive potential common share equivalents during the period. Stock options and warrants are not considered in the calculation, as the impact of potential common shares (10,734,500 at September 30, 2007) would be to decrease loss per share. Therefore, diluted loss per share is equivalent to basic loss per share.

Recent pronouncements:

The Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (“FIN 48”), on January 1, 2007. There were no unrecognized tax benefits and, accordingly, there was no effect on the Company’s financial condition or results of operations as a result of implementing FIN 48.

The Company files income tax returns in the U.S. federal jurisdiction and Colorado State jurisdiction. The Company is subject to U.S. federal and state tax examinations for the year 2007. Management does not believe there will be any material changes in our unrecognized tax positions over the next 12 months.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, there was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the period ended September 30, 2007.

3.	Shareholders’ Equity:

In November 2006, the Company issued 21,250,000 shares of its common shares at par value (or $0.0001 per share) in exchange for a receivable. Proceeds of $2,125 were received in February 2007.

On March 9, 2007, the Company completed a private placement of 5,796,000 shares of common stock for gross proceeds of $2,898,000. The shares were issue at a price of $0.50 per share. As part of the offering, $50,000 of advances due to the Chairman were converted to 100,000 shares of common stock. On April 2, 2007, the Company issued 500,000 shares to an employee at $.50 per share, for total gross proceeds of $250,000.

On September 26, 2007, the Company completed the first closing of a private placement of 7,128,000 shares of common stock and 5,346,000 warrants to purchase 5,346,000 common shares for gross proceeds of $5,346,000. The shares were issued at a price of $0.75 per share. For each $0.75 invested, the purchaser received one common share plus warrants to acquire three-fourths of share. The shares of common stock are not registered under the Securities Act of 1933, as amended.   Offering costs in relation to this private placement totaled $538,616.

Total gross proceeds received by the Company since its inception from the issuance of common stock are $8,496,125.

Common stock outstanding includes 12,000 shares issued under a committed agreement (Note 4). In addition, common stock includes 6,000 shares that the Company is required to issue under this agreement. Shares outstanding includes common stock to be issued at September 30, 2007 under this agreement valued at $8,940. These shares are expected to be issued in the fourth quarter of 2007.

During the quarter ended September 30, 2007, 5,278 restricted common shares were issued in exchange for a $7,500 payable. In addition, 1,000 restricted common shares were issued to a third party in exchange for services.

4.	Significant Agreements and Subsequent Events:

Effective May 1, 2007, the Company entered into a consulting agreement with the Memphis Consulting Group (“MCG”) pursuant to which MCG has provided investor relations services to the Company. The agreement was for an initial three month term. Pursuant to the agreement the Company paid MCG $6,000 per month and we issued 6,000 shares of restricted stock per month. Additionally, the Company issued a warrant to purchase 50,000 shares of common stock at $.50 per share for a term of five years. The warrant was valued at $15,050 on the date of grant, and was expensed at September 30, 2007. The agreement contains confidentiality provisions.

Effective July 6, 2007, the Company entered into a new consulting agreement with the MCG, whereby MCG is to provide investor relations services to the Company. The consulting agreement that the Company previously entered into with MCG was scheduled to expire on August 1, 2007. The July 6, 2007 agreement is for a twelve month term and may be extended by the parties. Pursuant to the agreement the Company is to pay MCG $12,000 per month. Additionally, the Company issued MCG a warrant to purchase 400,000 shares of our common stock at $1.45 per share for a term of five years. The shares underlying the warrant vest in 100,000 share installments on September 30, 2007, December 31, 2007, March 31, 2008 and June 30, 2008, contingent upon MCG providing us consulting services under the agreement. The warrant issued pursuant to the July 6 agreement was in addition to the warrant to purchase 50,000 shares of our common stock issued to MCG under the terms of previous agreement. The warrant was valued at $411,200 on the date of the grant, of which $102,800 was expensed at September 30, 2007 and $308,400 was recorded as deferred compensation.

On July 5, 2007, we entered into an initial agreement with Cowboy International, inc. (“Cowboy”), an advertising agency, for the development of a comprehensive and integrated marketing, advertising and branding strategy for the Company, and the launch and initial operations of our website. On August 3, 2007, we entered into an amended agreement with Cowboy through the period ending June 30, 2008. The amended agreement replaced the initial agreement with Cowboy and modified the compensation we are to pay Cowboy for the services we are being provided. In exchange for Cowboy’s marketing, advertising and branding services, the Company agreed to pay Cowboy $133,071 per month on a monthly retainer basis through June 30, 2008. On September 28, 2007, we entered into a new amended agreement with Cowboy through the period ending June 30, 2008. The new amended agreement replaced the initial amended agreement with Cowboy and modified the compensation we are to pay Cowboy for the services we are being provided. In exchange for Cowboy’s marketing, advertising and branding services, Disaboom has agreed to pay Cowboy $86,938 per month on a monthly retainer basis through June 30, 2008.

On July 3, 2007 our Board appointed Patrick Templeton to serve on the Board of Directors. At that time Mr. Templeton was granted an option to purchase 100,000 shares of Common Stock at $1.45 per share, the closing sales price on July 3, 2007, and vesting 50% on December 31, 2007 and 50% on December 31, 2008. Mr. Templeton’s options will expire on December 31, 2011.

On October 1, 2007, we granted employees an aggregate of 725,000 options to purchase our common stock exercisable at $1.50 per share. Each of the option grants is subject to a vesting schedule, with certain of the option grants only vesting upon the achievement of defined performance goals.

On October 1, 2007 we entered into an employment agreement with our Chief Executive Officer and Chairman of the Board, positions he has held since our inception. Pursuant to the agreement, Mr. Roth will receive an annual salary of $200,000. Unless Mr. Roth is terminated for cause, or as a result of Mr. Roth’s death or disability preventing him from working, if we terminate the agreement, Mr. Roth will be entitled to a severance payment equal to his annual salary.

On October 1, 2007, we entered into an employment agreement with our Chief Medical Officer and Executive Director of Content Dr. J. Glen House. Dr. House has served as an executive officer and director of the Company since its inception. Pursuant to the agreement, Dr. House will receive an annual salary of $150,000 with a salary increase to $200,000 if and when Dr. House is able to work for us on a full-time basis. Unless the agreement is terminated for cause, or as a result of Dr. House’s death or disability preventing him from working, if we terminate the Agreement Dr. House will be entitled to a severance payment equal to his annual salary.

On October 9, 2007, we announced that we had a final closing under a private placement in which we issued 449,333 common shares and 337,000 warrants to purchase the same number of common shares that were issued in the final closing. The first closing of this offering occurred on September 26, 2007. The purpose of the offering was to raise funds for working capital, new product development and general corporate purposes. As part of the private placement we are obligated to issue warrants to purchase an aggregate of 554,800 shares of our common stock to two placement agents as part of the commission due to those placement agents. Subsequently, on December 10, 2007, we closed a $5,000,000 private placement under the same terms as those of the private placement closed in September and October 2007. On December 10, 2007 we issued a total of 6,666,660 common shares and 5,000,000 warrants to purchase the same number of common shares were issued at closing.

On October 9, 2007, we acquired the rights to the Internet domain and web site of Lovebyrd.com in exchange for $25,000 cash and 55,000 shares of common stock.  Lovebyrd.com is an online dating and social networking service for individuals living with conditions that make it difficult to meet and connect with other people.

On October 19, 2007, we entered into a Business Development Agreement with a third party. The agreement is for an eighteen month term, but may be terminated by either party. Pursuant to the agreement, the third party will serve as a non-exclusive business developer for Disaboom and help us generate advertising, sponsorships, revenue sharing, and other sales and business development opportunities. As part of the consideration for entering into the agreement we are obligated to issue restricted stock in four installments, so long as the agreement is still in effect on each installment date.

We have not authorized any dealer, salesperson or
other person to give any information or represent
anything not contained in this prospectus. You must
not rely on any unauthorized information. This
prospectus does not offer to sell or buy any shares
in any jurisdiction where it is unlawful. The
information in this prospectus is current as of its
date.	DISABOOM, INC. 13,815,133 SHARES OF COMMON STOCK PROSPECTUS ________, 2007

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Officers and Directors

        Our Articles of Incorporation provide that the Company shall indemnify, to the fullest extent permitted by applicable law, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys’ fees) incurred by reason of the fact that he is or was a director or officer of the Company or, while serving at the request of the Company as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The Company also shall indemnify any person who is serving or has served the Company as director, officer, employee, fiduciary, or agent, and that person’s estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

Other Expenses of Issuance and Distribution

        The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

NATURE OF EXPENSE AND AMOUNT

SEC Registration fee	$620
Legal fees and expenses	10,000
Miscellaneous	5,000

TOTAL	$15,620

Recent Sales of Unregistered Securities

        The following sets forth the information required by Item 701 of Regulation S-B with respect to the unregistered sale of equity securities:

        On November 13, 2006 we issued 21,250,000 shares of common stock at par value, $0.0001 per share, in a private placement to our founders. We relied on the exemption from registration provided by Section 4(2) and Rule 506 under the Securities Act of 1933 for this offering. The proceeds of this issuance were used for general working capital purposes. No commissions or other remuneration were paid in the offering.

        On February 15, 2007, we granted an aggregate of 62,500 options to four individuals to purchase our common stock at an exercise price of $0.50 per share. The shares options were issued in consideration for services provided and to be rendered to the Company. We relied on the exemption from registration provided by Section 4(2) under the Securities Act of 1933 for this issuance. No commissions were paid on these issuances.

        On February 26, 2007, we granted 500,000 options to purchase our common stock at an exercise price of $0.50 per share. The shares options were issued in consideration for services provided and to be rendered to the Company. We relied on the exemption from registration provided by Section 4(2) under the Securities Act of 1933 for this issuance. No commissions were paid on this issuance.

        On March 9, 2007, we granted an aggregate of 300,000 options to three Directors to purchase our common stock at an exercise price of $0.50 per share. The shares options were issued in consideration for services provided and to be rendered to the Company for the committees on which they serve. We relied on the exemption from registration provided by Section 4(2) under the Securities Act of 1933 for this issuance. No commissions were paid on these issuances. On March 9, 2007, we issued 5,796,000 shares of common stock at $0.50 per share in a private placement. We relied on the exemption from registration provided by Section 4(2) under the Securities Act of 1933 for this offering. he proceeds of this issuance were used for general working capital purposes. No commissions or other remuneration were paid in the offering.

        On April 2, 2007, we issued 500,000 shares of common stock at $0.50 per share in a private placement. We relied on the exemption from registration provided by Section 4(2) under the Securities Act of 1933 for this offering. The proceeds of this issuance were used for general working capital purposes. No commissions or other remuneration were paid in the offering.

        Between April 1, 2007 and June 30, 2007 we granted employees an aggregate of 3,386,000 options to purchase our common stock all subject to vesting schedules. The options were granted in consideration for services. We relied on the exemption from registration provided by Section 4(2) under the Securities Act of 1933 for these issuances. No commissions or other remuneration was paid in connection with these issuances.

        Effective May 1, 2007, we entered into a consulting agreement whereby in consideration for services provided to the Company we issued MCG 18,000 shares of restricted stock. Additionally we issued the consultant a warrant to purchase 50,000 shares of our common stock at $0.50 per share for a period of five years. No commissions or other remuneration was paid in connection with these issuances.

        On May 29, 2007 we granted three independent contractors an aggregate of 65,000 options to purchase our common stock at an exercise price of $0.50 per share. The options were granted in consideration services. We relied on the exemption from registration provided by Section 4(2) under the Securities Act of 1933 for these issuances. No commissions or other remuneration was paid in connection with these issuances.

        On July 3, 2007 we granted a director 100,000 options to purchase our common stock at an exercise price of $1.45 per share, subject to a vesting schedule and exercisable through 2011. The options were granted in consideration for services. We relied on the exemption from registration provided by Section 4(2) under the Securities Act of 1933 for this issuance. No commissions or other remuneration was paid in connection with this issuance.

        Effective July 6, 2007, we entered into a consulting agreement whereby in consideration for services we issued a warrant to purchase 400,000 shares of our common stock at $1.45 per share for a period of five years, with the shares vesting in 100,000 share increments through June 30, 2008. We relied on the exemption from registration provided by Section 4(2) under the Securities Act of 1933 for these issuances. No commissions or other remunerations were paid in connection with this issuance.

        Between July 1, 2007 and September 30, 2007 we granted employees and a director an aggregate of 395,000 options to purchase our common stock all subject to vesting schedules. The options were granted in consideration for services. We relied on the exemption from registration provided by Section 4(2) under the Securities Act of 1933 for these issuances. No commissions or other remuneration was paid in connection with these issuances.

        On September 26, 2007 as part of a private placement we issued 7,128,000 common shares and 5,346,000 warrants to purchase the same number of common shares. We relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated there under, and was made to accredited investors only. Commissions of 10% cash and 10% warrants were paid on the offering.

        On October 1, 2007, we granted employees an aggregate of 725,000 options to purchase our common stock exercisable at $1.50 per share. Each of the option grants is subject to a vesting schedule, with certain of the option grants only vesting upon the achievement of defined performance goals. The options were granted in consideration for services. We relied on the exemption from registration provided by Section 4(2) under the Securities Act of 1933 for these issuances. No commissions or other remuneration was paid in connection with these issuances.

        On October 9, 2007, as part of a private placement we issued 449,333 common shares and 337,000 warrants to purchase the same number of common shares. We relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated there under, and was made to accredited investors only. Commissions of 10% cash and 10% warrants were paid on the offering.

        On October 9, 2007, as partial consideration for entering into an asset purchase agreement we issued 55,000 shares of common stock to Lovebyrd.com, LLC. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder. No commissions or other remuneration was paid in connection with the issuance.

        On November 1, 2007, we granted an employee 210,000 options to purchase our common stock at an exercise price of $1.50 per share, with certain of the options only vesting upon the achievement of defined performance goals. The options were granted in consideration services. We relied on the exemption from registration provided by Section 4(2) under the Securities Act of 1933 for these issuances. No commissions or other remuneration was paid in connection with this issuance.

        On November 28, 2007, we granted an employee 125,000 options to purchase our common stock at an exercise price of $1.40 per share, with certain of the options only vesting upon the achievement of defined performance goals. The options were granted in consideration services. We relied on the exemption from registration provided by Section 4(2) under the Securities Act of 1933 for these issuances. No commissions or other remuneration was paid in connection with this issuance.

        On December 10, 2007, we granted an employee 100,000 options to purchase our common stock at an exercise price of $1.52 per share, with certain of the options only vesting upon the achievement of defined performance goals. The options were granted in consideration services. We relied on the exemption from registration provided by Section 4(2) under the Securities Act of 1933 for these issuances. No commissions or other remuneration was paid in connection with this issuance.

        On December 10, 2007, we closed a $5,000,000 private placement of our equity securities. For each $0.75 invested, each purchaser received one common share plus warrants to acquire three-fourths of a share. A total of 6,666,660 common shares and 5,000,000 warrants to purchase the same number of common shares were issued at closing. The warrants are exercisable at $1.00 for a term of three years. The offering was conducted in reliance on Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder, and was made to accredited investors only. Commissions of 10% cash and 10% warrants were paid in connection with the offering.

Exhibits

EXHIBIT NO	DESCRIPTION

3.1	Articles of Incorporation filed September 6, 2006. (1)
3.1.1	Articles of Amendment to the Articles of Incorporation filed November 13, 2006. (1)
3.1.2	Articles of Amendment to the Articles of Incorporation filed August 21, 2007 (2)
3.2	Bylaws. (1)
4.1	Specimen Certificate of Common Stock.(3)
5.1	Opinion of Burns Figa & Will, P.C. Previously filed.
10.1	2006 Stock Option Plan. (3)
10.2	Acceptance Agreement for Website Development , dated January 10, 2007.(3)
10.3	Agreement with Blue Shirt Group dated March 1, 2007.(3)
10.4	Employment Agreement with John Walpuck dated April 2, 2007.(3)
10.5	Employment Agreement with Michael Fay, dated April 23, 2007.(3)
10.6	Sublease Agreement with Merlin Technical Solutions, Inc.(4)
10.7	Business Consultant Agreement and Warrant Dated July 6, 2007.(5)
10.8	Employment Agreement with J.W. Roth, dated October 1, 2007. (6)
10.9	Employment Agreement with J. Glen House, dated October 1, 2007. (6)
10.10	Services agreement as amended. (7)
10.11	Employment Agreement with Howard Lieber, dated December 1, 2007. (8)
23.1	Consent of GHP Horwath, P.C. Previously filed.
23.2	Consent of Burns Figa & Will, P.C. Previously filed.
24	Power of attorney. Previously filed.

(1)	Incorporated by reference from Form SB-2 filed March 23, 2007.
(2)	Incorporated by reference from Form 8-K, filed August 24, 2007.
(3)	Incorporated by reference from Form 10Q-SB filed May 15, 2007.
(4)	Incorporated by reference from Form 8-K filed June 16, 2007.
(5)	Incorporated by reference from Form 8-K filed July 12, 2007.
(6)	Incorporated by reference from Form 8-K filed December 26, 2007.
(7)	Incorporated by reference from Form 10-QSB filed November 14, 2007.
(8)	Incorporated by reference from Form 8-K filed December 17, 2007.

Undertakings

        The undersigned Company hereby undertakes to:

    (1)        File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

    (ii)        Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and

(iii) Include any additional or changed material information on the plan of distribution.

    (2)        For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

    (3)        File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing this Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in Greenwood Village, Colorado on January 4, 2008.

DISABOOM, INC. /s/ Jay W. Roth Jay W. Roth, Chief Executive Officer and Principal Executive Officer /s/ John Walpuck John Walpuck, President, Chief Financial Officer, and Principal Accounting Officer